FARMERMAC

Financing Rural America

Federal Agricultural Mortgage Corporation
2001 Annual Report



Table of Contents

Corporate Profile

The Federal Agricultural Mortgage Corporation ("Farmer Mac" or the "Corporation") is a stockholder-owned, federally chartered instrumentality of the United States. Farmer Mac was created by Congress in 1988 to establish a secondary market for agricultural real estate mortgages, to attract new capital for the financing of agricultural real estate and rural housing and to provide greater liquidity and lending capacity to agricultural lenders.

Farmer Mac conducts its business through two programs—"Farmer Mac I" and "Farmer Mac II." Under the Farmer Mac I Program, Farmer Mac purchases, or commits to purchase, qualified agricultural or rural housing mortgage loans ("Qualified Loans") or obligations backed by Qualified Loans. Under the Farmer Mac II Program, Farmer Mac purchases the guaranteed portions ("Guaranteed Portions") of farm ownership and farm operating loans, rural business and industry and community facility loans and certain other loans guaranteed by the United States Department of Agriculture (the "USDA").

Farmer Mac accomplishes its public policy mission by: (1) purchasing Qualified Loans and Guaranteed Portions directly from lenders approved as loan "Sellers"; (2) issuing long-term standby purchase commitments ("LTSPCs") for pools of Qualified Loans; (3) exchanging securities guaranteed by Farmer Mac for Qualified Loans and Guaranteed Portions that back those securities through the "swap" program; and (4) purchasing mortgage-backed bonds secured by Qualified Loans through the "AgVantage" program. Farmer Mac guarantees timely payments of principal and interest on securities backed by Qualified Loans or Guaranteed Portions ("Farmer Mac Guaranteed Securities" or "AMBS") and either retains those securities in its portfolio or sells them in the secondary capital markets.

Farmer Mac's programs provide Sellers with an efficient and competitive secondary market that enhances their ability to offer mortgage loans to agricultural and rural housing borrowers. Loan product information and indicative "net yields" are available on the Corporation's website.

Please refer to the Letter from the Chairman and President and Note 1 to the Consolidated Financial Statements in this Annual Report for a more complete description of Farmer Mac and its programs.

Letter from the Chairman and President

To the Stockholders of Farmer Mac:

We are pleased to report that 2001 was Farmer Mac's sixth consecutive year of dynamic growth, a year in which we accelerated our service to agriculture and continued to provide value to our stockholders.

- Guarantees outstanding surpassed the **$4 billion** mark for the first time, up a record $1.1 billion for a 35% increase above the level for 2000.
- Net income exceeded **$16 million**, up 56% over 2000.
- Stockholders' equity at year-end reached **$126 million**, up 25% from 2000.

The principal factors contributing to the year's record earnings of $16.3 million were a 52% increase in net interest income on interest-earning assets, including retained Qualified Loan purchases, and a 35% increase in guarantee fees based on a higher cumulative amount of guarantees outstanding. The increase in guarantee fees underscores the annuity-like character of that income: each year's new guarantees add to the outstanding balance of guarantees issued in prior years (adjusted for amortization and prepayments), resulting in a steadily growing flow of guarantee fee income. That increasing balance of guarantees permits us to realize greater efficiencies relative to our expenses. During 2001, operating expenses increased only 18% while total revenue increased 43%, producing a 56% increase in net income for the year. As we continue to grow Farmer Mac's guarantee base, we expect the operating costs associated with each additional dollar of revenue raised should continue to decline.

Stockholders' equity rose to $126.0 million as of December 31, 2001 (excluding adjustments for net unrealized gains on securities available for sale and net unrealized losses on financial derivatives under generally accepted accounting principles)—up 25% over the prior year's $101.2 million. With regulatory core capital of $126.0 million and your Corporation's current equity allocation pattern, we expect to continue to improve Farmer Mac's return on equity in the coming years. Based on the current statutory minimum capital requirements, the projected risk-based capital requirements adopted by the Farm Credit Administration and the Corporation's current capital position, we believe Farmer Mac can sustain its current growth rate in new guarantees for at least the next three years without experiencing capital constraints.

Outstanding guarantees increased $1.1 billion, or 35%, to $4.2 billion as of December 31, 2001. The sources of our business in 2001 underscored the versatility of Farmer Mac's charter that permits both loan purchases, which provide liquidity for new mortgages, and external guarantees, which enhance the value of mortgages already in the portfolios of lenders while reducing their required capital support. Though fewer new loan originations that meet Farmer Mac's underwriting standards should be expected in times of stress in the agricultural sector, Farmer Mac's guarantee on existing mortgages through swaps and long-term standby purchase commitments becomes more attractive to agricultural mortgage lenders. Moreover, the potential for further market penetration by Farmer Mac at this stage in its development is sufficiently great to offset cyclical reductions in demand for new agricultural credit. This was borne out by our experience during the agricultural stress of the past four years.

Part of the stress of 2001 eclipsed economics. As the United States was struggling through its first recession in a decade, an unprecedented tragedy befell our nation on September 11th. All of us at Farmer Mac were deeply saddened by the loss of innocent people on that day, including many business associates, and our hearts go out to those who lost family and friends as we share in their grief and loss.

With Farmer Mac's recent accomplishments and the opportunities we see for 2002, your Board and management look forward to a continuation of 2001's trends throughout 2002. The advances made last year exemplified Farmer Mac's expanding service to America's farmers, ranchers and rural homeowners and pointed the way to the Corporation's continued success in 2002.

C. Eugene Branstool
Chairman of the Board

Henry D. Edelman
President and Chief Executive Officer


Regulatory Core Capital
(dollars in millions)
$150
120
90
60
30
0
'97 '98 '99 '00 '01


Net Income
$18
15
12
9
6
3
0
'97 '98 '99 '00 '01


Outstanding Guarantees
(dollars in millions)
$4,500
3,600
2,700
1,800
900
0
'97 '98 '99 '00 '01



Business Review and Outlook

Farmer Mac continued its pattern of earnings increases in 2001 as it registered another strong year of financial performance. The Corporation's annual results rose to record levels, despite volatility in financial markets and interest rates, as well as continued stress in the agricultural economy. During the year, Farmer Mac successfully expanded its market penetration and grew its portfolio of outstanding guarantees to $4.2 billion, an increase of 35 percent over the year-earlier level. The Corporation is well positioned for further growth and success during 2002.

Financial Results and Overview

Farmer Mac's growth and strong financial performance in 2001 took place against the backdrop of industry-wide weakness in new agricultural mortgage volume occasioned by continuing uncertainties in the agricultural sector. Net income rose to $16.3 million in 2001 from $10.4 million in 2000, marking the sixth consecutive year in which Farmer Mac achieved significant increases in profitability. Diluted earnings per share were $1.38 for 2001, a 50 percent increase over the $0.92 registered for 2000. Operating income for 2001, excluding the cumulative and ongoing effects of SFAS 133 during the year, was $17.1 million, resulting in diluted operating earnings per share of $1.45, a 58 percent increase compared to 2000.

The principal factors contributing to the year's record earnings were: increases in net interest income on Qualified Loans retained in portfolio; net interest income on non-program investments; and guarantee fees on the higher cumulative amount of guarantees outstanding. Net interest income was up $9.2 million to $26.9 million in 2001, as interest-earning assets increased to $3.3 billion in 2001 from $3.0 billion in 2000. Guarantee fee income grew 35 percent from $11.7 million in 2000 to $15.8 million in 2001, as outstanding guarantees increased $1.1 billion, or 35 percent, to reach $4.2 billion, surpassing the $4.0 billion level for the first time in Farmer Mac's history. The year's increase in guarantee fee income is indicative of the annuity-like nature of that income. The higher outstanding guarantee level was achieved while Farmer Mac continued to maintain control over its operating expenses. During 2001, operating expenses were 24 percent of total revenues, compared to 30 percent in 2000, while those expenses increased by only 18 percent over 2000.

At year-end, the percentage of Farmer Mac I loans purchased or guaranteed since 1996[1] that were 90 days or more delinquent increased to 1.70 percent, compared to 1.25 percent at the end of 2000. Farmer Mac anticipates fluctuations in the delinquency rate from quarter to quarter, with higher levels likely in the first and third quarters of each year, due to the semiannual payment characteristics of most agricultural mortgage loans. Farmer Mac charged $2.5 million in loan losses against the reserve in 2001, compared to no charges in 2000.

In 2002, it is likely that delinquencies will increase and it is expected that quarterly charge-offs will be at somewhat higher levels, similar to the $850,000 in losses recognized during fourth quarter 2001. These expectations, which are consistent with the trend of the last several years, are based on the growing percentage of the guarantee portfolio entering its peak default years, pressures from cumulating agricultural inventories and weak markets for agricultural commodities and products worldwide, along with low prices and economic uncertainty in the agricultural sector. Nevertheless, agricultural income during 2001 was strong, due in large part to record government support payments to farmers during the year, which generally helped to maintain economic stability in the agricultural sector and contributed to stable agricultural land prices in most regions of the nation. As a result, the overall financial condition of the agricultural

[1] Since its charter was revised by Congress in 1996, Farmer Mac has been in the same first loss guarantor position in its business as other government-sponsored enterprises are in the residential mortgage market. Prior to the 1996 charter amendments, external 10 percent first loss interests had mitigated Farmer Mac's exposure as guarantor.

sector, with the exception of certain producer groups that do not receive significant government payments, remains sound and agricultural mortgage credit quality generally remains good.

Business Conditions

As reported by the USDA, total outstanding farm business debt on the books of commercial lenders, including Farm Credit System institutions, commercial banks and life insurance companies, increased 4.8 percent to $192.8 billion in 2001, compared to $184.0 billion in 2000. At the same time, farm real estate debt, the component of agricultural debt Farmer Mac targets, increased 5.7 percent to $103.1 billion during 2001, up from $97.5 billion in 2000. Each commercial lending sector increased its share of the agricultural mortgage market during 2001. Generally, agricultural lenders reported profitable performance, with continuing good loan quality and adequate capital and liquidity to support lending activities during the year.

The USDA forecasts that farm business debt will continue to increase slightly in 2002, up 1.9 percent to about $196.5 billion by the end of the year. At the same time, the USDA anticipates an increase of just over one percent in farm real estate debt. In general, farmers are not as heavily leveraged as they were a decade ago, due to conservative borrowing practices before and during this period of economic uncertainty. Nevertheless, farmers' debt repayment capacity utilization, which compares farmers' actual debt levels with the amount of debt they could repay from current annual income, is expected to rise during 2002 to 68 percent, the highest level since 1985. Although the enactment of legislation to provide additional government assistance for farmers during 2002 could improve this figure somewhat, it is not certain at this time how much additional assistance will be provided this year, if any.

Supported by continued strength in farmland values, farm balance sheets are not expected to deteriorate during 2002. The USDA currently expects farm real estate values to rise during 2002 by about one percent. Regionally, farm real estate values may vary with differing rates of increase, or even decrease, depending on commodities grown and regional economic factors. The USDA forecasts that the value of farm business assets will rise to approximately $1.228 trillion in 2002, an estimated increase of $12 billion over the 2001 level. As a result, farm equity is forecast to increase about $7.8 billion or just under one percent. These circumstances are expected to result in a slight increase in the aggregate debt-to-asset ratio of farm operators to 16.0 percent during 2002 from the 2001 level of 15.8 percent.

Other external factors affected Farmer Mac during 2001. Borrower preference, which shifted toward short-term rates and away from long-term fixed-rate loans during 1999 and 2000, remained relatively unchanged during the year, as many farmers continued to use cash from government payments to service existing debt or avoid taking on new debt. Agricultural lenders are more inclined to make and keep short-term adjustable-rate loans on their books rather than sell them. If the Federal Reserve follows through on its inclination to tighten rates during 2002, more borrowers may be inclined to select fixed-rate loan products that their lenders would more readily sell into the Farmer Mac secondary market.

In the aggregate, the economic factors mentioned above reduced lender interest in selling agricultural mortgages and slowed the rate of growth in Farmer Mac's cash window volume. However, those factors also led to two important developments that generated significant new business, offsetting diminished opportunities at the cash window. First, while farm income hit near-record levels and farm financial strength remained sound, uncertainty





persisted about how long commodity prices would remain at cyclically low levels and whether comparable government payments would be made in the future. This generated concern among lenders over potential concentration risks in their agricultural loan portfolios. Second, an increasing number of lenders, particularly Farm Credit System institutions, began to place greater emphasis on managing their capital more efficiently to support additional lending and for other purposes. These circumstances have increased the demand for the long-term standby purchase commitment product, which allows lenders to reduce their credit risks and increase their capital leverage while retaining agricultural mortgages.

Assessment and Outlook

Farmer Mac expanded its business again in 2001, adding to the annuity-like stream of fee income that strengthens the Corporation and reinforces the foundation upon which we are building the secondary market for agricultural mortgage loans. Farmer Mac achieved a 35 percent increase in outstanding guarantees during the year despite little corresponding growth in farm real estate debt, which reflects the increase in the Corporation's overall share of outstanding agricultural mortgage loans originated by conventional lenders. Clearly, even in a slowly growing agricultural mortgage market, Farmer Mac has considerable room to increase its market penetration. In the volatile interest rate and economic environment of 2001, lenders sought our programs to reduce their credit risks and increase their capital leverage, often as a result of our targeted marketing efforts to increase brand awareness. Farmer Mac's continuing success is a testament to the versatility and adaptability of its charter and its flexible financial framework.

As we continue to advance Farmer Mac's mission in 2002 and beyond, certain factors and conditions remain likely to constrain progress. Many institutions that dominate agricultural lending have an organizational bias toward retaining the loans they originate rather than selling them into the secondary market. This bias exists despite the corporate finance and capital planning benefits available through participation in Farmer Mac's programs. Further, some lenders subsidize their agricultural mortgage loan rates out of higher rates on non-mortgage loans, or through low-return use of equity, both of which generate uneconomic competition for Farmer Mac. Although Farmer Mac has grown steadily stronger during the last six years, that growth has depended, and will continue to depend, upon ongoing increases in the volume of loans covered by its guarantee. Over the long term, our strategy for realizing Farmer Mac's business development and profitability goals is to prompt agricultural mortgage lenders, whether traditional or non-traditional, to continue to expand their use of our market-oriented programs and products that clearly benefit the nation's farmers, ranchers and rural homeowners.

Growing appreciation of Farmer Mac's product line and services has increased participation in Farmer Mac's programs. Our approved Seller network continues to expand and includes Farm Credit System institutions, insurance companies, regional and national banks and mortgage bankers—all ready to meet the agricultural mortgage needs of today's farmers, ranchers and rural homeowners.

The results of 2001 demonstrate Farmer Mac's potential to enhance the availability and competitiveness of mortgage credit to farmers, ranchers and rural homeowners in a year of economic uncertainty. Farmer Mac's Board and management are committed to offering products that meet the needs of agricultural lenders and the borrowers they serve. We are confident that this will be the key to the continuing success of Farmer Mac in the years ahead.

Federal Agricultural Mortgage Corporation
Selected Financial Data

Summary of Financial Condition:	December 31, 2001	2000	1999	1998	1997
	(dollars in thousands)				
Cash and cash equivalents	$ 437,831	$ 537,871	$ 336,282	$ 540,626	$ 177,617
Investment securities	1,007,954	836,757	847,220	643,562	656,737
Farmer Mac Guaranteed Securities	1,690,376	1,679,993	1,306,223	552,205	442,311
Loans	201,812	30,279	38,509	168,064	47,177
Total assets	3,417,208	3,160,899	2,590,410	1,935,971	1,348,135
Notes and bonds payable					
Due within one year	2,233,267	2,141,548	1,722,061	1,473,688	856,028
Due after one year	968,463	827,635	750,337	366,122	402,803
Total liabilities	3,282,771	3,028,238	2,503,267	1,855,057	1,273,074
Stockholders' equity	134,437	132,661	87,143	80,914	75,061
Selected Financial Ratios:					
Return on average assets	0.49%	0.36%	0.31%	0.35%	0.47%
Return on average equity	12.19%	9.50%	8.24%	7.36%	7.57%
Average equity to assets	4.06%	3.82%	3.71%	4.75%	6.27%

Summary of Operations:	Year ended December 31, 2001	2000	1999	1998	1997
	(dollars in thousands, except per share amounts)				
Interest income	$ 181,213	$ 195,420	$ 140,377	$ 103,561	$ 80,153
Interest expense	154,274	177,722	125,419	92,992	72,992
Net interest income	26,939	17,698	14,958	10,569	7,161
Losses on financial derivatives and trading assets	(726)	—	—	—	—
Guarantee fee income	15,807	11,677	7,396	3,727	2,575
Gain on sale of AMBS	—	—	—	1,400	2,362
Miscellaneous	560	399	220	142	253
Total revenues	42,580	29,774	22,574	15,838	12,351
Total expenses	17,155	13,588	11,983	9,323	7,840
Income before income taxes and extraordinary item	25,425	16,186	10,591	6,515	4,511
Income tax expense/(benefit)	8,419	5,749	3,670	772	(115)
Cumulative effect of change in accounting principles, net of tax	(726)	—	—	—	—
Net income	$ 16,280	$ 10,437	$ 6,921	$ 5,743	$ 4,626
Earnings Per Share:					
Basic earnings per share	$ 1.44	$ 0.94	$ 0.64	$ 0.53	$ 0.48
Diluted earnings per share	$ 1.38	$ 0.92	$ 0.62	$ 0.52	$ 0.46
Earnings per share excluding cumulative effect of change in accounting principles					
Basic earnings per share	$ 1.50	$ 0.94	$ 0.64	$ 0.53	$ 0.48
Diluted earnings per share	$ 1.45	$ 0.92	$ 0.62	$ 0.52	$ 0.46

Financial information as of and for each of the years ended December 31, 2001, 2000 and 1999 is consolidated to include the accounts of Farmer Mac and its wholly owned subsidiary, Farmer Mac Mortgage Securities Corporation ("FMMSC"). During 1999, the operations of another wholly owned subsidiary of Farmer Mac, Farmer Mac Acceptance Corporation, were merged into FMMSC. All material inter-company transactions have been eliminated in consolidation. The following discussion should be read together with Farmer Mac's consolidated financial statements and is not necessarily indicative of our future results.

Forward-Looking Statements

Certain statements made in this Annual Report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 pertaining to management's current expectations as to Farmer Mac's future financial results, business prospects and business developments. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and typically are accompanied by, and identified with, such terms as "anticipates," "believes," "expects," "intends," "should" and similar phrases. The following management's discussion and analysis includes forward-looking statements addressing Farmer Mac's prospects for earnings and growth in loan purchase, guarantee and securitization volume; trends in net interest income and provision for losses; changes in capital position; and other business and financial matters. Management's expectations for Farmer Mac's future necessarily involve a number of assumptions, estimates and the evaluation of risks and uncertainties. Various factors could cause Farmer Mac's actual results or events to differ materially from the expectations as expressed or implied by the forward-looking statements, including: uncertainties regarding the rate and direction of development of the secondary market for agricultural mortgage loans; the possible establishment of additional statutory or regulatory restrictions applicable to Farmer Mac, such as the imposition of regulatory risk-based capital requirements in excess of the statutory minimum capital level or restrictions on Farmer Mac's investment authority; substantial changes in interest rates, agricultural land values, commodity prices, export demand for U.S. agricultural products and the general economy; protracted adverse weather, market or other conditions affecting particular geographic regions or particular commodities related to agricultural mortgage loans backing Farmer Mac Guaranteed Securities; legislative or regulatory developments or interpretations of Farmer Mac's statutory charter that could adversely affect Farmer Mac or the ability of certain lenders to participate in its programs or the terms of any such participation; the availability of debt funding in sufficient quantities and at favorable rates to support continued growth; the rate of growth in agricultural mortgage indebtedness; the size of the agricultural mortgage market; borrower preferences for fixed-rate agricultural mortgage indebtedness; the willingness of lenders to sell agricultural mortgage loans into the Farmer Mac secondary market; the willingness of investors to invest in agricultural mortgage-backed securities; competition in the origination or purchase of agricultural mortgage loans and the sale of agricultural mortgage-backed and debt securities; the level of government payments for agriculture that are expected to be provided for in the pending farm bill and the effects of the level of such payments on the agricultural economy; or changes in Farmer Mac's status as a government-sponsored enterprise.

The foregoing factors are not exhaustive. Other sections of this report may include additional factors that could adversely impact Farmer Mac's business and its financial performance. Given these potential risks and uncertainties, no undue reliance should be placed on any forward-looking statements expressed herein. Furthermore, Farmer Mac undertakes no obligation to release publicly the results of revisions to any forward-looking statements that may be made to reflect any future events or circumstances.

A detailed presentation of Farmer Mac's financial results for the years ended December 31, 2001, 2000 and 1999 follows.

Results of Operations

OPERATING RESULTS. Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), requires the change in the fair values of certain financial derivatives to be reflected in the Corporation's net income or other comprehensive income. Management believes that reporting results by reference to operating income and operating revenues, excluding the cumulative effect of the change in accounting principles recognized on January 1, 2001 under SFAS 133 and its ongoing effects during the reporting periods, provides meaningful operating measures of Farmer Mac's financial performance. Such information is presented to supplement, not replace, net income, revenues, cash from operations, or any other operating or liquidity performance measures prescribed by generally accepted accounting principles.

Reconciliation of effects of SFAS 133

	2001
	(in thousands)
Operating income	$17,071
Cumulative effect of change in accounting principles, net of tax	(726)
Gains/(losses) on financial derivatives and trading assets, net of tax	(469)
Benefit from non-amortization of premium payments, net of tax	404
Net income	$16,280

NET INTEREST INCOME. Net interest income totaled $26.9 million in 2001, compared to $17.7 million in 2000, and the net interest yield was 0.83 percent in 2001 compared to 0.63 percent in 2000. The increase in net interest income was due to a 14.4 percent increase in the average balance of interest-earnings assets, driven by a 25.4 percent increase in average on-balance sheet program assets (Farmer Mac Guaranteed Securities and loans). The increase in on-balance sheet program assets resulted from Farmer Mac's retention of cash purchases during 2001 (for further information, see "—Business Volume" and "—Balance Sheet Review—Assets"). During 2001, the average balance of non-program assets (cash and cash equivalents and investments) increased by 3.3 percent. Additionally, with the adoption of Statement of Financial Accounting Standards No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS 140"), on April 1, 2001, loans purchased after that date, which had previously been classified as Farmer Mac Guaranteed Securities, are classified as loans and the interest income recognized on those loans includes amounts that would have been classified as guarantee fees prior to April 1, 2001.

Net interest income totaled $15.0 million in 1999. The $2.7 million increase from 1999 to 2000 was due to a 19 percent increase in the average balance of interest-earning assets, driven by a 34 percent increase in average on-balance sheet program assets. Net interest yield for 1999 was also 0.63 percent.

The following table provides information regarding interest-earning assets and funding for the years ended December 31, 2001, 2000 and 1999.

	2001			2000			1999		
	Average Balance	Income/ Expense	Average Rate	Average Balance	Income/ Expense	Average Rate	Average Balance	Income/ Expense	Average Rate
				(dollars in thousands)					
Interest-earning assets:									
Cash and cash equivalents	$ 522,227	$ 21,464	4.11%	$ 510,779	$ 32,675	6.40%	$ 568,398	$ 29,384	5.17%
Investments	922,856	43,870	4.75%	888,765	59,230	6.66%	737,275	41,170	5.58%
Farmer Mac Guaranteed Securities	1,690,776	110,169	6.52%	1,379,660	100,649	7.30%	958,593	63,054	6.58%
Loans	87,825	5,710	6.50%	39,048	2,866	7.34%	99,518	6,769	6.80%
Total interest-earning assets	$3,223,684	181,213	5.62%	$2,818,252	195,420	6.93%	$2,363,784	140,377	5.94%
Funding:									
Discount notes	$2,175,087	95,424	4.39%	$1,945,276	125,952	6.47%	$1,725,647	88,062	5.10%
Medium-term notes	926,878	58,850	6.35%	825,433	51,770	6.27%	580,164	37,357	6.44%
Total interest-bearing liabilities	3,101,965	154,274	4.97%	2,770,709	177,722	6.41%	2,305,811	125,419	5.44%
Net non-interest-bearing funding	121,719	—	0.00%	47,543	—	0.00%	57,973	—	0.00%
Total funding	$3,223,684	154,274	4.79%	$2,818,252	177,722	6.31%	$2,363,784	125,419	5.31%
Net interest income/yield		$ 26,939	0.83%		$ 17,698	0.63%		$ 14,958	0.63%

The table below sets forth the effects of changes in rates and volume on the components of net interest income for the years ended December 31, 2001 and 2000. Combined rate/volume variances are allocated based on their relative size.

	2001 vs. 2000			2000 vs. 1999		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Rate	Volume	Total	Rate	Volume	Total
	(in thousands)					
Income from interest-earning assets:						
Cash and cash equivalents	$(11,960)	$ 749	$(11,211)	$ 6,482	$ (3,191)	$ 3,291
Investments	(17,737)	2,377	(15,360)	8,756	9,304	18,060
Farmer Mac Guaranteed Securities	(8,659)	18,179	9,520	7,481	30,114	37,595
Loans held for securitization	(286)	3,130	2,844	495	(4,398)	(3,903)
Total	(38,642)	24,435	(14,207)	23,214	31,829	55,043
Expense from interest-bearing liabilities	(47,565)	24,117	(23,448)	24,616	27,687	52,303
Change in net interest income	$ 8,923	$ 318	$ 9,241	$ (1,402)	$ 4,142	$ 2,740

OTHER INCOME. Other income, which is comprised of guarantee fee income, gain on sale of AMBS and miscellaneous income, totaled $16.4 million for 2001, compared to $12.1 million for 2000. During 2001, total outstanding guarantees increased by 35 percent. Similarly, guarantee fee income, the largest component of other income, increased to $15.8 million from $11.7 million the prior year, an increase of 35 percent. Miscellaneous income totaled $560,000 for 2001, compared to $399,000 for 2000. Miscellaneous income includes fees and hedging gains and losses related to program activities, which fluctuate from period to period due to various factors including the level of program activity and delinquencies.

Other income increased 59 percent to $12.1 million in 2000 from $7.6 million in 1999. Guarantee fee income, the largest component of other income, increased to $11.7 million in 2000 from $7.4 million in 1999 due to a corresponding increase in the outstanding balance of guaranteed securities. See "—Business Volume."

OTHER EXPENSES. Operating expenses totaled $10.4 million in 2001, compared to $8.9 million in 2000 and $8.3 million in 1999. Operating expenses equaled 24 percent of total revenues in 2001, compared to 30 percent in 2000 and 37 percent in 1999. Farmer Mac's provision for losses totaled $6.7 million in 2001, compared to $4.7 million in 2000 and $3.7 million in 1999. The increases in the provision for losses were due to increases in outstanding AMBS for which Farmer Mac assumes 100 percent of the credit risk and the aging of the portfolio. See "—Risk Management—Credit Risk Management."

INCOME TAX EXPENSE/BENEFIT. Income tax expense totaled $8.4 million in 2001, compared to expenses of $5.8 million in 2000 and $3.7 million in 1999. Farmer Mac expects its effective tax rate in 2002 to approximate 33 percent due to the effects of certain tax-advantaged investments. For more information about income taxes, see Note 9 to the Consolidated Financial Statements.

BUSINESS VOLUME. The following table sets forth information regarding the volume and balance of loans purchased or guaranteed and AMBS issued by Farmer Mac for the periods indicated:

	2001	2000	1999
		(in thousands)	
Purchase and guarantee volume:			
Farmer Mac I			
Loans & AMBS	$ 266,553	$ 442,246	$ 391,448
Swap transactions	5,574	—	176,788
LTSPC	1,032,967	373,202	637,685
Total Farmer Mac I volume	1,305,094	815,448	1,205,921
Farmer Mac II	198,171	193,505	116,148
Total loans and guaranteed portions purchased or guaranteed	$1,503,265	$1,008,953	$1,322,069
AMBS issuances:			
Retained	$ 33,932	$ 360,037	$ 517,801
Sold	65,930	159,910	—
Swap transactions	5,574	—	176,788
Total AMBS issuances	$ 105,436	$ 519,947	$ 694,589
Outstanding balance of loans held or guaranteed by Farmer Mac as of December 31	$4,187,111	$3,110,213	$2,381,608

During 2001, the volume of loans purchased or guaranteed by Farmer Mac totaled $1.5 billion, a 49 percent increase from 2000 volume. This was largely a result of increases in LTSPCs from $373.2 million in 2000 to $1.0 billion in 2001. See "—Risk Management—Credit Risk Management" for a description of LTSPCs. The net balance of loans held or guarantees outstanding increased 35 percent to $4.2 billion from $3.1 billion.

LTSPCs typically involve seasoned loans, while cash purchase transactions usually represent acquisitions of newly originated loans. The increased activity in LTSPCs is a result of institutions recognizing the capital planning and corporate finance advantages that the structure offers. Management expects that LTSPCs will constitute a significant portion of Farmer Mac's new guarantees during 2002.

Based on market conditions, Farmer Mac either retains AMBS or sells AMBS to capital markets investors. During 2001, Farmer Mac issued $105.4 million of AMBS, $33.9 million of which were retained by Farmer Mac.

Indicators of future loan purchase and guarantee volume (but not of LTSPC, swap or bulk purchase volume) in the immediately succeeding reporting period include outstanding commitments to purchase loans and the total balance of loans submitted for approval or approved but not yet purchased. Most purchase commitments entered into by Farmer Mac are mandatory delivery commitments. If a Seller obtains a mandatory commitment and is unable to deliver the loans required thereunder, Farmer Mac requires the Seller to pay a fee to modify, extend or cancel the commitment. As of December 31, 2001, outstanding commitments to purchase Farmer Mac I loans totaled $21.1 million, compared to $13.2 million as of December 31, 2000, while loans submitted for approval or approved but not yet committed to purchase totaled $106.1 million as of December 31, 2001, compared to $58.0 million as of December 31, 2000. Not all of these loans are purchased, as some are denied for credit reasons or withdrawn by the Seller.

While significant progress has been made in developing the secondary market for agricultural mortgages, Farmer Mac continues to face the challenges of establishing a new market where none previously existed. Acceptance of Farmer Mac's programs is increasing among lenders, reflecting the competitive rates, terms and products offered and the advantages Farmer Mac believes its programs provide. For Farmer Mac to succeed in realizing its business development and profitability goals over the longer term, the use of Farmer Mac's programs and products by agricultural mortgage lenders, whether traditional or non-traditional, must continue to expand.

Balance Sheet Review

ASSETS. As of December 31, 2001, total assets were $3.4 billion, compared to $3.2 billion as of December 31, 2000. The increase in total assets was primarily due to growth in program assets, which increased $181.9 million during 2001 to a total of $1.9 billion. During 2001, Farmer Mac purchased $464.7 million of Qualified Loans and Guaranteed Portions. Non-program assets increased to $1.5 billion as of December 31, 2001, from $1.4 billion as of December 31, 2000.

The remaining growth in total assets was due to increases in the balance of interest and guarantee fees receivable, which increased in proportion to the growth of program assets and total guarantees.

LIABILITIES. Total liabilities increased from $3.0 billion as of December 31, 2000 to $3.3 billion as of December 31, 2001. The increase in liabilities was primarily due to growth in notes payable, which corresponded to the growth in on-balance sheet program assets. The remaining increase in total liabilities was due to increases in accrued interest payable, the reserve for losses and the recognition of financial derivatives on the balance sheet that resulted from the adoption of SFAS 133. For more information about the implementation and effects of SFAS 133, see "—Other Matters—New Accounting Standards." For more information about Farmer Mac's loss reserves, see "—Risk Management—Credit Risk Management." For more information about Farmer Mac's funding and interest-rate risk practices, see "—Risk Management—Interest-Rate Risk Management."

CAPITAL. As of December 31, 2001, stockholders' equity totaled $134.4 million, compared to $132.7 million as of December 31, 2000. The increase was primarily due to net income earned during 2001 of $16.3 million, offset by a $7.6 million reduction in unrealized gains and the adverse effect of SFAS 133 on other comprehensive income of $15.5 million. As of December 31, 2001 and December 31, 2000, Farmer Mac's statutory minimum capital requirement was $110.6 million and $96.9 million, compared with actual statutory core capital of $126.0 million and $101.2 million, respectively. See "—Liquidity and Capital Resources—Capital Requirements."

OFF-BALANCE SHEET GUARANTEES. As of December 31, 2001, outstanding off-balance sheet guarantees totaled $2.3 billion, compared to $1.5 billion as of December 31, 2000. For more information about off-balance sheet Farmer Mac Guaranteed Securities, see "—Risk Management—Credit Risk Management."

Risk Management

INTEREST-RATE RISK MANAGEMENT. Interest-rate risk is the risk that interest rate changes could materially affect the value, or future earnings, of Farmer Mac. Farmer Mac is exposed to two primary sources of interest-rate risk: (1) Farmer Mac I and II Securities and other assets held for investment, and (2) loans. "Farmer Mac I Securities" are Farmer Mac Guaranteed Securities issued under the Farmer Mac I Program; "Farmer Mac II Securities" are Farmer Mac Guaranteed Securities issued under the Farmer Mac II Program.

Farmer Mac is subject to interest-rate risk on all assets held for investment because of possible timing differences in the cash flows of the assets and related liabilities. This risk is primarily related to Farmer Mac I and II Securities because of the ability of borrowers to prepay their mortgages before the scheduled maturities, thereby increasing the risk of asset and liability cash flow mismatches. Cash flow mismatches in a changing rate environment can reduce the value or earnings of the Corporation if assets repay sooner than expected and the resulting cash flows must be reinvested in lower-yielding investments when Farmer Mac's funding costs cannot be correspondingly reduced, or if assets repay more slowly than expected and the associated debt must be replaced by higher-cost debt. Yield maintenance provisions associated with many of the loans underlying Farmer Mac I Securities reduce, but do not eliminate, this risk. Yield maintenance provisions require borrowers to make an additional payment when they prepay their loans. When reinvested with the prepaid principal, this payment generates substantially the same cash flows that would have been generated had the loan not prepaid. None of the loans underlying Farmer Mac II Securities have yield maintenance provisions, although some carry fixed or declining percentage prepayment penalties. Fixed-rate loans without yield maintenance provisions represented 12 percent of the total balance of loans underlying on-balance sheet Farmer Mac I and II Securities as of December 31, 2001 and December 31, 2000.

There is less interest-rate risk related to Farmer Mac's portfolio of non-program assets than to its portfolio of program assets, because the former consists almost entirely of investments that mature or reprice within one year. However, Farmer Mac does invest in certain adjustable-rate investments that limit or "cap" the amount that an investment coupon rate can increase. Such capped investments totaled $295.4 million and $370.4 million as of December 31, 2001 and December 31, 2000, respectively.

Farmer Mac's primary strategy for managing interest-rate risk related to Farmer Mac I and II Securities and other assets held for investment is to fund them with liabilities that have similar durations, or average cash flow patterns over time, and provide flexibility to accommodate changing prepayment rates in changing interest rate environments. To achieve the desired funding objective, Farmer Mac uses a mix of short-term discount notes and callable and non-callable medium-term notes. By using a mix of liabilities that includes callable debt, the duration of the liabilities will tend to increase or decrease as interest rates change in a manner similar to changes in the duration of the assets (the rate of change in the duration of an asset or liability to a change in interest rates is referred to as convexity). Farmer Mac manages the interest-rate risk related to capped adjustable-rate investments by purchasing interest rate contracts that effectively "uncap" the investments. See Note 5 to the Consolidated Financial Statements.

Farmer Mac is also subject to interest-rate risk on loans, including loans that Farmer Mac has committed to acquire, but not yet purchased. When Farmer Mac commits to purchase a Qualified Loan, it is exposed to interest-rate risk between the time it commits to purchase the loan and the time it either: (a) sells AMBS backed by the loan, or (b) issues debt to retain the loan in its portfolio (although issuing debt to fund the loans as an investment does not fully mitigate interest-rate risk due to the possible timing differences in the cash flows of the assets and related liabilities, as discussed above). As of December 31, 2001, the balance of loans committed or purchased and not yet sold or funded as retained investments totaled $1.5 million. Farmer Mac manages the interest-rate risk related to such loans, and the debt to be issued to fund the loans as retained investments, through the use of forward sale contracts on the debt and mortgage-backed securities of other government-sponsored enterprises ("GSEs") and futures contracts involving U.S. Treasury securities. As of December 31, 2001, Farmer Mac owned eight open Treasury futures contracts to offset the interest-rate risk associated with approximately $1.5 million in loans. Farmer Mac uses GSE forward sale contracts to reduce Farmer Mac's interest-rate exposure to changes in both Treasury rates and AMBS and debt spreads. For more information about financial derivatives, see Note 5 to the Consolidated Financial Statements.

Farmer Mac has established policies and implemented interest-rate risk management procedures to monitor its exposure to interest-rate risk. The primary methodology Farmer Mac uses to monitor interest-rate risk exposure is measurement of the sensitivity of Farmer Mac's market value of equity ("MVE") to changes in interest rates. This and other risk measures are reviewed regularly by management's Asset and Liability Committee and the Finance Committee of the Board of Directors to monitor compliance with Farmer Mac's interest-rate risk policy limits.

The simulation of MVE involves generating multiple paths for future interest rates starting from a "base" yield curve and then discounting the estimated cash flows under those rate paths to arrive at the estimated fair value of Farmer Mac's assets, liabilities and off-balance sheet items. Farmer Mac uses a commercially developed model to perform the MVE analysis. The analysis, which is based on Farmer Mac's existing assets, liabilities and off-balance sheet financial instruments, does not assume any new business and measures the change in MVE under seven interest rate scenarios. The interest rate scenarios include a "base case" in which the "base" yield curve is equal to the current yield curve, and six parallel and instantaneous shocks to the "base" yield curve (plus and minus 100, 200 and 300 basis points). Inherent in the MVE sensitivity analysis presented is the assumption that interest rate changes occur as instantaneous parallel shifts in the yield curve; in reality, such shifts are rarely instantaneous or parallel. In addition, actual future market conditions may differ materially from those assumed in the analysis. For example, actual loan prepayments and Farmer Mac AMBS and debt spreads may differ significantly from those assumed in the analysis. Accordingly, the results of the MVE sensitivity analysis should not be viewed as a projection of future results. The following schedule summarizes the results of Farmer Mac's MVE sensitivity analysis as of December 31, 2001 and 2000:

	Percentage Change in MVE from Base Case	
	December 31,	
Interest Rate Scenario	**2001**	2000
+300 bp	–1.3%	–10.2%
+200 bp	–0.1%	–5.9%
+100 bp	0.6%	–2.0%
–100 bp	–2.4%	–0.5%
–200 bp	–6.4%	–3.2%
–300 bp	–16.2%	–6.5%

As of December 31, 2001, Farmer Mac was in compliance with the policy limits established by the Corporation to monitor its exposure to interest-rate risk.

CREDIT RISK MANAGEMENT. Farmer Mac's primary exposure to credit risk is the risk of loss resulting from the inability of borrowers to repay their mortgages. Farmer Mac is exposed to credit risk on loans it holds, as well as on loans backing securities issued to third parties, because of Farmer Mac's guarantee of the timely payment of principal, including any balloon payments, and interest on the securities. Farmer Mac is also exposed to credit risk on loans it has committed to purchase through LTSPC transactions. The LTSPC transaction, which is a variation on a swap transaction, permits a lender to segregate a pool of loans in its portfolio and transfer the credit risk on those loans to Farmer Mac. In return, Farmer Mac receives fees based on the outstanding balance of the segregated loans which approximate what would have been Farmer Mac's guarantee fee had the loans been exchanged with Farmer Mac in a swap transaction.

For several years, Farmer Mac has conducted its own guarantee fee adequacy analyses, using stress-test models developed internally and with the assistance of outside experts. These analyses have taken into account the diverse and dissimilar characteristics of the various asset categories for which Farmer Mac must manage its risk exposures, and have evolved as the mix and character of assets under management shifts with growth in the business and the addition of new asset categories.

Loans held or guaranteed by Farmer Mac can be divided into three groups: (1) pre-1996 Act Farmer Mac I loans; (2) post-1996 Act Farmer Mac I loans; and (3) Farmer Mac II loans. The "1996 Act" is the Farm Credit System Reform Act of 1996, which amended Farmer Mac's statutory charter, Title VIII of the Farm Credit Act of 1971 (the "Act"; 12 U.S.C. §§ 2279aa et seq.), to make Farmer Mac a 100% first loss guarantor. For pre-1996 Act loans, Farmer Mac's credit risk exposure is mitigated by subordinated interests. Before Farmer Mac incurs a credit loss, full recourse must first be taken against the subordinated interest. The 1996 Act eliminated the subordinated interest requirement. As a result, Farmer Mac assumes 100 percent of the credit risk on post-1996 Act Farmer Mac I loans. Farmer Mac mitigates the credit risk related to pre- and post-1996 Act loans through the application of its underwriting and appraisal standards and by requiring collateral in the form of agricultural real estate. In response to the increased credit risk related to post-1996 Act loans, Farmer Mac increased the guarantee fee rate and lowered the loan-to-value requirements for post-1996 Act loans relative to those previously required for pre-1996 Act loans. Farmer Mac's credit exposure on Farmer Mac II loans is covered by the "full faith and credit" of the United States by virtue of the USDA guarantee of the principal and interest on all Guaranteed Portions. Farmer Mac believes it has little or no credit risk exposure to pre-1996 Act Farmer Mac I loans because of the subordinated interests, or to Farmer Mac II loans because of the USDA guarantee. The outstanding principal balance of loans held or guaranteed by Farmer Mac is summarized in the table below.

	December 31,	
	2001	2000
	(in thousands)	
Farmer Mac I loans		
Post-1996 Act	$3,542,976	$2,509,007
Pre-1996 Act	48,979	83,503
Farmer Mac II loans	595,156	517,703
	$4,187,111	$3,110,213

Farmer Mac continually assesses its credit risk exposure related to post-1996 Act Farmer Mac I loans by monitoring agricultural economic conditions and evaluating the credit quality of those loans. Despite adverse trends in agricultural economic conditions, including low commodity prices and reduced export demand, in 2001 and continuing into 2002, Farmer Mac believes that the credit quality of the post-1996 Act Farmer Mac I loans remains good, based on Farmer Mac's credit underwriting, appraisal and diversification standards and the actual performance of the loans. Farmer Mac manages its credit exposure in particular geographic regions and commodities as a percentage of the total principal amount of all loans outstanding, adjusted for the credit quality of the loans in that particular geographic region or commodity group based on the loan-to-value, debt service coverage, equity-to-asset and working capital-to-current asset ratios. The following tables set forth the loan-to-value (based on current loan balance), geographic and commodity distributions of the post-1996 Act Farmer Mac I loans as of December 31, 2001 and 2000. For information regarding loan-to-value, commodity and geographic distributions of all Farmer Mac I loans, see Note 11 to the Consolidated Financial Statements.

	Distribution of Post-1996 Act Loans as of December 31,	
	2001	2000
By original loan-to-value ratio:		
0.00% to 40.00%	26%	23%
40.01% to 50.00%	21%	21%
50.01% to 60.00%	26%	25%
60.01% to 70.00%	24%	26%
70.01% to 80.00%	2%	4%
80.01% to 90.00%	1%	1%
Total	100%	100%
Weighted-average loan-to-value ratio	49%	51%
By geographic region[1]:		
Northwest	31%	33%
Southwest	42%	40%
Mid-North	12%	16%
Mid-South	4%	5%
Northeast	6%	4%
Southeast	5%	2%
Total	100%	100%
By commodity:		
Crops	46%	51%
Livestock	19%	18%
Permanent plantings	30%	27%
Part-time farms	5%	4%
Total	100%	100%

(1) Regions are defined in Note 11 to the Consolidated Financial Statements.

As of December 31, 2001, Farmer Mac's highest geographic concentrations were in the Southwest and Northwest regions. Farmer Mac's largest commodity concentration as of December 31, 2001 was crops; however, this group consists of several specific commodities, including cotton, feed grains, vegetables and other crops, none of which comprised more than 12 percent of the total portfolio.

The effectiveness of Farmer Mac's underwriting, appraisal and diversification standards is reflected primarily through the level of defaulted loans and related credit losses. As of December 31, 2001, post-1996 Act Farmer Mac I loans that were 90 days or more past due (referred to as non-performing or "impaired" loans) totaled $59.8 million, or 1.70 percent of the total principal amount of all post-1996 Act loans. The balance of non-performing loans as of December 31, 2000 was $38.8 million, or 1.53 percent of all post-1996 Act loans. The increase in the delinquency rate of the post-1996 Act Farmer Mac I loans from December 31, 2000 to December 31, 2001 is attributable to a larger portion of the portfolio entering its peak loss years and continuing liquidity issues in the agricultural sector rather than to a decline in land values or other drivers of loan losses. The following table segregates the post-1996 Act loan delinquency rate as of December 31, 2001 by year of origination, geographic region and commodity:

	Post-1996 Act Delinquency Rates
By year of origination:	
Prior to 1996	0.72%
1996	5.34%
1997	3.65%
1998	2.71%
1999	1.11%
2000	0.62%
2001	0.00%
By geographic region[1]:	
Northwest	3.13%
Southwest	1.24%
Mid-North	0.69%
Mid-South	1.07%
Northeast	0.44%
Southeast	1.04%
By commodity:	
Crops	1.57%
Livestock	1.09%
Permanent plantings	2.46%
Part-time farms	1.02%

(1) Regions are defined in Note 11 to the Consolidated Financial Statements.

The USDA is forecasting net cash income on farms at $50.9 billion for 2002, down $8.6 billion from the revised 2001 forecast of $59.5 billion, assuming government payments of $10.7 billion for 2002. The USDA's government payments assumption is based on existing legislation however, and does not take into account increases expected to be enacted in the pending farm bill or any emergency assistance that may be contained in special legislation, which represented $9.1 billion of the $21.0 billion in government payments to the agricultural sector for 2001. The USDA currently expects farm real estate values to rise during 2002 by about 1 percent. Regionally, farm real estate values may vary with differing rates of increase, or even decrease, depending on commodities grown and regional economic factors.

Farmer Mac anticipates that post-1996 Act loan delinquencies may increase again in 2002, due to both the growing number of loans held or securitized by Farmer Mac that are gradually approaching their anticipated peak default years and the expectation of continued stress in the agricultural and overall economies. Nevertheless, based on strong agricultural income figures reported by the USDA for 2001, continued stable agricultural land values in most regions of the country and anticipated federal financial support for agricultural producers again in 2002, Farmer Mac believes that overall credit quality and sound business development opportunities remain strong.

The primary determinant of the loss that may be incurred on non-performing loans is the loan-to-value ratio. As of December 31, 2001, the weighted-average loan-to-value ratio for all post-1996 Act loans was 49 percent, and the weighted-average loan-to-value ratio for all post-1996 Act loans that were 90 days or more past due, in foreclosure or in bankruptcy was 59 percent. The following table illustrates the distribution of non-performing loans as of December 31, 2001 by loan-to-value ratio (based on current loan balance and appraised value at the date of initial guarantee by Farmer Mac):

	Distribution of Post-1996 Act Delinquencies
By loan-to-value ratio:	
0.00% to 40.00%	5%
40.01% to 50.00%	9%
50.01% to 60.00%	38%
60.01% to 70.00%	45%
70.01% to 80.00%	3%
Total	100%

Farmer Mac maintains a reserve to cover potential credit losses on post-1996 Act loans underlying Farmer Mac I Securities and LTSPCs. As of December 31, 2001, Farmer Mac's loan loss reserve was $15.9 million, compared to $11.3 million as of December 31, 2000. Farmer Mac's provision for losses was $6.7 million for 2001, compared to $4.7 million for 2000. Farmer Mac incurred $2.5 million in charge-offs against the loan loss reserve during 2001. Farmer Mac had no property acquired through foreclosure as of December 31, 2001 and the cost basis in property acquired through foreclosure and held by Farmer Mac as of December 31, 2000 was $208,000.

The reserve, as a percentage of outstanding post-1996 Act Farmer Mac I loans, was 0.45 percent as of both December 31, 2001 and 2000, respectively. Management evaluates the adequacy of the reserve on a monthly basis and considers a number of factors, including: historical charge-off and recovery activity; trends in delinquencies, bankruptcies and non-performing loans; trends in loan volume and the size of credit risks; current and anticipated economic conditions; the condition of agricultural segments, commodities and geographic areas experiencing or expected to experience particular economic adversities, particularly areas where Farmer Mac may have geographic or commodity concentrations; the degree of risk inherent in the composition of Farmer Mac's guaranteed portfolio; the results of quality control reviews; and underwriting standards.

To a lesser extent, Farmer Mac is also exposed to institutional credit risk related to: (1) issuers of AgVantage bonds and other investments held by Farmer Mac; (2) Sellers and servicers; and (3) interest-rate contract counterparties. AgVantage bonds are general obligations of the AgVantage issuers and are secured by collateral in an amount ranging from 120 percent to 150 percent of the bond amount. In addition to requiring collateral, Farmer Mac mitigates credit risk related to AgVantage bonds by evaluating and monitoring the financial condition of the AgVantage issuers. Outstanding AgVantage bonds totaled $24.5 million as of December 31, 2001 and $28.1 million as of December 31, 2000.

The credit risk inherent in other investments held by Farmer Mac is mitigated by Farmer Mac's policy of establishing concentration limits and investing in highly-rated instruments, which reduce exposure to any one counterparty. Farmer Mac's policy limits the Corporation's total credit exposure to a single entity by limiting the dollar amount of investments with one entity, excluding GSEs and agencies of the U.S. government, to the greater of 25 percent of Farmer Mac's regulatory core capital or $25 million. The policy also requires the entity to be rated in one of the three highest rating categories of at least one nationally recognized statistical rating organization for investments with terms greater than 270 days and in one of the two highest rating categories for investments with terms of 270 days or less.

As of December 31, 2001, Farmer Mac had investments in commercial paper, corporate debt securities, asset-backed securities and preferred stock issued by 52 entities totaling $750 million, of which 26 exceeded 10 percent of Farmer Mac's stockholders' equity (the cumulative balance of investments in such entities totaled $624.5 million), and 9 entities with a total balance of $331.0 million exceeded 15 percent of stockholders' equity. In addition, as of December 31, 2001, Farmer Mac held $373.2 million of securities issued by GSEs or agencies of the U.S. government and $298.6 million in money market investment accounts, with the maximum amount held in any one money market investment fund at any time during 2001 being approximately $350 million. The short-term nature of the investment portfolio also limits Farmer Mac's credit risk. As of December 31, 2001, 41.6 percent of the investment portfolio, excluding GSE and agency investments, consisted of short-term highly liquid investments.

Farmer Mac manages institutional credit risk related to Sellers and servicers by requiring such institutions to meet certain standards and by monitoring their financial condition and servicing performance. Credit risk related to interest-rate contracts is discussed in Note 5 to the Consolidated Financial Statements.

Liquidity and Capital Resources

LIQUIDITY. The funding needs of Farmer Mac's business programs are driven by the purchase of Qualified Loans, payment of principal and interest on Farmer Mac Guaranteed Securities and the maturities of debt. Farmer Mac's primary sources of funds to meet these needs are issuances of debt obligations, principal and interest payments on mortgages underlying Farmer Mac Guaranteed Securities and net operating cash flows. Because of Farmer Mac's regular participation in the capital markets and its status as a GSE, Farmer Mac has been able to access the capital markets at favorable rates. Farmer Mac also maintains a portfolio of cash equivalent investments, comprised of commercial paper and other short-term instruments, to draw upon as necessary. As of December 31, 2001 and 2000, Farmer Mac's cash and cash equivalents totaled $437.8 million and $537.9 million, respectively.

CAPITAL REQUIREMENTS. The Act, as amended by the 1996 Act, establishes three capital standards for Farmer Mac—minimum, critical and risk-based. The minimum capital requirement is expressed as a percentage of on-balance sheet assets and off-balance sheet obligations, with the critical capital requirement equal to one-half of the minimum capital amount. Higher minimum and critical capital requirements were phased in over a transition period, which ended on January 1, 1999, when the highest level of minimum capital became applicable. The Act does not specify the required level of risk-based capital. It directs the Farm Credit Administration (the "FCA") to establish a risk-based capital test for Farmer Mac, using specified stress-test parameters. For a discussion of risk-based capital, including the potential future impact on Farmer Mac of the risk-based capital requirements adopted by the FCA, see "Government Regulation of Farmer Mac—Regulation—Capital Standards—Risk-Based Capital."

Certain enforcement powers are given to the FCA depending upon Farmer Mac's compliance with the capital standards. See "Government Regulation of Farmer Mac—Regulation—Capital Standards—Enforcement Levels." As of December 31, 2001 and 2000, Farmer Mac was classified as within "level I" (the highest compliance level). The following table sets forth Farmer Mac's minimum capital requirement as of December 31, 2001 and 2000 based on the fully phased-in requirements.

	December 31, 2001			December 31, 2000		
	Amount	Ratio	Capital Required	Amount	Ratio	Capital Required
			(dollars in thousands)			
On-balance sheet assets	$3,380,157	2.75%	$ 92,954	$3,112,058	2.75%	$ 85,582
Outstanding balance of Farmer Mac Guaranteed Securities held by others	2,329,879	0.75%	17,474	1,498,029	0.75%	11,235
Derivative and hedging obligations	20,762	0.75%	156	8.061	0.75%	60
Minimum capital level			110,584			96,877
Actual core capital			126,042			101,163
Capital surplus			$ 15,458			$ 4,286

Based on the current minimum capital requirements established in the Act, Farmer Mac's current capital surplus of $15.5 million would support additional guarantee growth in amounts ranging from $562 million of on-balance sheet guarantees to more than $2.0 billion of off-balance sheet guarantees. Furthermore, should Farmer Mac deem it appropriate, on-balance sheet non-program assets (cash and cash equivalents and investment securities) of $1.4 billion could be replaced with on- and off-balance sheet program guarantees, resulting in the ability to carry additional guarantees ranging from $1.4 billion of on-balance sheet guarantees to over $5.1 billion of off-balance sheet guarantees. Ultimately, Farmer Mac could sell on-balance sheet program assets of $1.9 billion in order to support further increases of on- and off-balance sheet program guarantees, resulting in the ability to carry an additional cumulative $14.1 billion of off-balance sheet guarantees. Any of these transactions would, of course, be evaluated to optimize Farmer Mac's return on equity and capital flexibility. Accordingly, in the opinion of management, Farmer Mac has sufficient capital and liquidity for the next twelve months.

Critical Accounting Policies

Farmer Mac's significant accounting policies are described in Note 2 to the Consolidated Financial Statements. The accounting policy for loss reserves is critical to assessing Farmer Mac's financial position and results of operations due to the high degree of subjectivity and complexity involved, as well as the significant underlying estimates and judgments.

Farmer Mac maintains a reserve for losses to cover potential losses on loans, including post-1996 Act loans underlying Farmer Mac I Securities and LTSPCs. The reserve is maintained at a level management deems adequate to cover potential principal losses and interest losses related to loans that are 90 days or more delinquent. The reserve is increased through periodic provisions charged to expense and reduced by charge-offs for actual loan losses, net of recoveries. In estimating potential losses on loans and outstanding Farmer Mac guarantees, management considers economic conditions, geographic and agricultural commodity concentrations, the credit profile of the Qualified Loans, delinquency trends and historical charge-off and recovery activity. Significant estimates and judgments are used to determine the appropriate level of loss reserves and any changes in the underlying criteria could result in materially different results or an alternate conclusion regarding the adequacy of the outstanding loan loss reserve.

No reserve for losses has been made for Farmer Mac I Securities issued prior to the 1996 Act or Farmer Mac II Securities. Farmer Mac I Securities issued prior to the 1996 Act are supported by unguaranteed subordinated interests, which are expected to exceed the estimated credit losses on those securities. Guaranteed Portions collateralizing Farmer Mac II Securities are guaranteed by the USDA. As such, management does not expect to incur loan losses, either for principal or interest, on Farmer Mac I Securities issued prior to the 1996 Act or Farmer Mac II Securities.

Further information regarding loss reserves is included in Note 2(i) and Note 7 to the Consolidated Financial Statements.

Other Matters

NEW ACCOUNTING STANDARDS. As amended, SFAS 133 became effective as of January 1, 2001. SFAS 133 requires financial derivatives to be measured and recorded at fair value. Pursuant to generally accepted accounting practices prior to SFAS 133, derivatives were accounted for as off-balance sheet items and disclosed in the consolidated financial statement footnotes.

The cumulative effect of this change in accounting principles recognized on January 1, 2001 was a reduction to net income of $726,000 and a negative adjustment to other comprehensive income within stockholders' equity of $8.6 million. The Corporation expects that SFAS 133 will increase volatility in earnings and accumulated other comprehensive income.

Beginning in the first quarter of 2001, Farmer Mac disclosed an additional earnings per share measure that excludes the effects of the mark-to-market of derivative instruments and the one-time transition adjustment that resulted from the implementation of SFAS 133. This operating earnings per share measure is determined on a basis consistent with pre-SFAS 133 earnings per share.

In September 2000, the Financial Accounting Standards Board issued SFAS 140. SFAS 140 was applied as of April 1, 2001 as required by the standard. SFAS 140 does not materially affect the Corporation's results of operations or financial position, but does result in the Corporation classifying as loans certain AMBS that were previously classified as Farmer Mac Guaranteed Securities and requires the Corporation to classify as interest income certain amounts that were previously classified as guarantee fees.

General

Public offerings of Farmer Mac Guaranteed Securities must be registered with the U.S. Securities and Exchange Commission (the "SEC") under the federal securities laws. Farmer Mac also is required to file reports with the SEC pursuant to the SEC's periodic reporting requirements.

Regulation

OFFICE OF SECONDARY MARKET OVERSIGHT. As an institution of the Farm Credit System, Farmer Mac is subject to the regulatory authority of the FCA. The FCA, acting through its Office of Secondary Market Oversight ("OSMO"), has general regulatory and enforcement authority over Farmer Mac, including the authority to promulgate rules and regulations governing the activities of Farmer Mac and to apply its general enforcement powers to Farmer Mac and its activities. The Director of OSMO, who was selected by and reports to the FCA Board, is responsible for the examination of Farmer Mac and the general supervision of the safe and sound performance by Farmer Mac of the powers and duties vested in it by the Act. The Act requires an annual examination of the financial transactions of Farmer Mac and authorizes the FCA to assess Farmer Mac for the cost of its regulatory activities, including the cost of any examination. Farmer Mac is required to file quarterly reports of condition with the FCA, as well as copies of all documents filed with the SEC under the federal securities laws.

DEPARTMENT OF THE TREASURY. In connection with the passage of the 1996 Act, the Chairmen of the House and Senate Agriculture Committees requested the FCA, in a cooperative effort with the Department of the Treasury, to "monitor and review the operations and financial condition of Farmer Mac and to report in writing to the appropriate subcommittees of the House Agriculture Committee, the House Financial Services Committee and the Senate Agriculture, Nutrition and Forestry Committee at six-month intervals during the capital deferral period and beyond, if necessary." Although the "capital deferral period" expired on January 1, 1999, Farmer Mac anticipates this cooperative monitoring effort between the Treasury and the FCA will continue at least until May 23, 2002, the date that Farmer Mac is required to comply with the final risk-based capital standards adopted by the FCA.

COMPTROLLER GENERAL/GENERAL ACCOUNTING OFFICE. The Act permits the Comptroller General of the United States to perform a review of the actuarial soundness and reasonableness of the guarantee fees established by Farmer Mac.

Capital Standards

GENERAL. The Act, as amended by the 1996 Act, establishes three capital standards for Farmer Mac—minimum, critical and risk-based. The minimum and critical capital requirements are expressed as a percentage of on-balance sheet assets and a lower percentage of "off-balance sheet obligations" (primarily outstanding Farmer Mac Guaranteed Securities not owned by Farmer Mac or its subsidiary). The Act does not specify the required level of risk-based capital, but directs the FCA to establish a risk-based capital test for Farmer Mac. On April 12, 2001, the FCA issued its final risk-based capital regulation for Farmer Mac. The regulation became effective on May 23, 2001, and Farmer Mac will be required to meet the risk-based capital standards by May 23, 2002. See "—Enforcement Levels" below.

As of December 31, 2001, Farmer Mac's minimum and critical capital requirements were $110.6 million and $55.3 million, respectively, and its actual core capital level was $126.0 million, $15.4 million above the minimum requirement. Based on the risk-based capital regulation, Farmer Mac's risk-based capital requirement as of December 31, 2001 would have been $30.2 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Requirements" for a presentation of Farmer Mac's current regulatory capital position.

MINIMUM CAPITAL. Farmer Mac's minimum capital level is an amount of core capital equal to the sum of 2.75 percent of Farmer Mac's aggregate on-balance sheet assets, as calculated for regulatory purposes, plus 0.75 percent of the aggregate off-balance sheet obligations of Farmer Mac, specifically including: (1) the unpaid principal balance of outstanding Farmer Mac Guaranteed Securities; (2) instruments issued or guaranteed by Farmer Mac that are substantially equivalent to Farmer Mac Guaranteed Securities; and (3) other off-balance sheet obligations of Farmer Mac.

CRITICAL CAPITAL. By statute, Farmer Mac's critical capital level at any time must be an amount of core capital equal to 50 percent of the total minimum capital requirement at that time.

RISK-BASED CAPITAL. The Act directs the FCA to establish a risk-based capital test for Farmer Mac, using specified stress-test parameters. While the Act does not specify the required level of risk-based capital, that level is permitted to exceed the statutory minimum capital requirement applicable to Farmer Mac.

On April 12, 2001, the FCA issued its final risk-based capital regulation for Farmer Mac. The regulation requires Farmer Mac to meet the risk-based capital standards by May 23, 2002. As noted in our June 12, 2000 comment letter to the FCA on the proposed regulation, Farmer Mac believes that certain significant aspects of the risk-based capital regulation do not comply with the authorizing statute. We have maintained a dialogue with the FCA regarding the application of the regulation and the complex underlying economic model—particularly the provisions that suggest to us that the FCA went outside the authorizing statute. If no change is made to the regulation, it could lead to an increase in the capital requirement for certain newly guaranteed program assets and so cause Farmer Mac to alter its strategic plan for future growth. While we are at this time uncertain whether the regulation, as issued, would alter that strategic plan, we believe that Farmer Mac will be in compliance when required to meet the standards. We continue to expect that any significant issues raised by the regulation will be resolved in accordance with the authorizing statute before Farmer Mac is required to materially alter its strategic plan for future growth to meet the risk-based capital standards.

While a risk-based capital requirement significantly above the statutory minimum capital level could have a materially adverse effect on Farmer Mac, the ultimate impact of the risk-based capital test adopted by the FCA will have to be evaluated in light of the level of risk-based capital required relative to Farmer Mac's existing capital position, the categories of assets against which risk-based capital would have to be maintained, growth in Farmer Mac's business, Farmer Mac's ability and need to raise additional equity in the capital markets and alternative business strategies available to Farmer Mac, as well as legal and public policy considerations affecting the applicability to Farmer Mac of the risk-based capital requirement.

ENFORCEMENT LEVELS. The Act directs the FCA to classify Farmer Mac within one of four enforcement levels for purposes of determining compliance with capital standards. Prior to the effective date of the final risk-based capital regulation for Farmer Mac, the Act provides that Farmer Mac shall be classified as within "level I" (the highest compliance level) so long as its capital equals or exceeds the then applicable minimum capital level. As of December 31, 2001, Farmer Mac was classified as within level I.

Failure to comply with the applicable minimum capital level in the Act would result in Farmer Mac being classified as within level III (below the minimum but above the critical capital level) or level IV (below the critical capital level). (Level II is not applicable prior to the effective date of the final risk-based capital regulation since it contemplates the failure to comply with the risk-based capital standard.) In the event that Farmer Mac were classified as within level III or IV, the Act requires the Director of OSMO to take a number of mandatory supervisory measures and provides the Director with discretionary authority to take various optional supervisory measures depending on the level in which Farmer Mac is classified. The mandatory measures applicable to level III include: requiring Farmer Mac to submit (and comply with) a capital restoration plan; prohibiting the payment of dividends if such payment would result in Farmer Mac being reclassified as within level IV and requiring the pre-approval of any dividend payment even if such payment would not result in reclassification as within level IV; and reclassifying Farmer Mac as within a lower level if it does not submit a capital restoration plan that is approved by the Director or the Director determines that Farmer Mac has failed to make, in good faith, reasonable efforts to comply with such a plan and fulfill the schedule for the plan approved by the Director.

If Farmer Mac were classified as within level III, then, in addition to the foregoing mandatory supervisory measures, the Director of OSMO could take any of the following discretionary supervisory measures: imposing limits on any increase in, or ordering the reduction of, any obligations of Farmer Mac, including off-balance sheet obligations; limiting or prohibiting asset growth or requiring the reduction of assets; requiring the acquisition of new capital in an amount sufficient to provide for reclassification as within a higher level; terminating, reducing or modifying any activity the Director determines creates excessive risk to Farmer Mac; or appointing a conservator or a receiver for Farmer Mac. The Act does not specify any supervisory measures, either mandatory or discretionary, to be taken by the Director in the event Farmer Mac were classified as within level IV.

The Director of OSMO has the discretionary authority to reclassify Farmer Mac to a level that is one level below its then current level (i.e., from level III to level IV) if the Director determines that Farmer Mac is engaging in any action not approved by the Director that could result in a rapid depletion of core capital or if the value of property subject to mortgages backing Farmer Mac Guaranteed Securities has decreased significantly.

Farmer Mac has three classes of common stock outstanding. Class A Voting Common Stock may be held only by banks, insurance companies and other financial institutions or similar entities that are not institutions of the Farm Credit System. Class B Voting Common Stock may be held only by Farm Credit System institutions. There are no ownership restrictions on the Class C Non-Voting Common Stock.

The Class A and Class C Common Stock trade on the New York Stock Exchange (the "NYSE") under the symbols AGMA and AGM, respectively. Prior to June 18, 1999, Class A Common Stock traded on The Nasdaq SmallCap Market℠ tier of The Nasdaq Stock Market® under the symbol FAMCA, and the Class C Common Stock traded on the Nasdaq National Market® tier of The Nasdaq Stock Market under the symbol FAMCK. The Class B Voting Common Stock, which has a limited market and trades infrequently, is not listed or quoted on any exchange or other medium, and Farmer Mac is unaware of any publicly available quotations or prices for that class.

The information below represents the high and low closing sale prices for the Class A and Class C Common Stock for the periods indicated as reported by the NYSE.

	Sales Price			
	Class A Stock		Class C Stock	
	High	Low	High	Low
	(dollars per share)			
2002				
First quarter (through March 11, 2002)	$34.55	$28.60	$47.80	$38.96
2001				
Fourth quarter	33.60	27.80	46.33	31.78
Third quarter	28.40	26.60	35.23	29.58
Second quarter	28.55	21.60	32.25	23.75
First quarter	23.25	19.00	27.94	22.50
2000				
Fourth quarter	18.38	16.13	23.38	17.50
Third quarter	17.88	16.75	18.06	13.63
Second quarter	17.13	14.75	16.13	13.31
First quarter	16.50	15.63	20.75	15.50

As of March 11, 2002, it was estimated that there were 1,419 registered owners of the Class A Voting Common Stock, 104 registered owners of the Class B Voting Common Stock and 1,478 registered owners of the Class C Non-Voting Common Stock outstanding.

To date, Farmer Mac has not paid any dividends on its Common Stock, nor does it expect to pay dividends in the foreseeable future. Farmer Mac's ability to declare and pay dividends could be restricted if it were to fail to comply with regulatory capital requirements.

Class A Common Stock *(dollars per share)*


$50
40
30
20
10
0
Q-1
Q-2
Q-3
Q-4
Q-1
Q-2
Q-3
Q-4
Q-1
2000
2001
2002

Class C Common Stock *(dollars per share)*


$50
40
30
20
10
0
Q-1
Q-2
Q-3
Q-4
Q-1
Q-2
Q-3
Q-4
Q-1
2000
2001
2002

Board of Directors (as of April 1, 2002)

C. Eugene Branstool, Chairman[1]
Farmer
Utica, Ohio

Dennis L. Brack[2]
President and CEO
Bath State Bank
Bath, Indiana

Paul A. DeBriyn[3]
President and CEO
Farm Credit Services of
Southern Minnesota and
AgStar Financial Services, ACA
Mankato, Minnesota

Kenneth E. Graff[3]
President
Farm Credit West, ACA
Visalia, California

W. David Hemingway[2]
Executive Vice President
Zions First National Bank
Salt Lake City, Utah

Mitchell A. Johnson[2]
President
MAJ Capital Management, Inc.
Washington, D.C.

Charles E. Kruse[2]
Director
Central Bancompany
Jefferson City, Missouri

Lowell L. Junkins[1]
Lowell Junkins & Associates
Des Moines, Iowa

James A. McCarthy[3]
Director
Farm Credit Bank of Texas
Austin, Texas

John G. Nelson III[3]
Director
AgAmerica Farm Credit Bank
Spokane, Washington

Peter T. Paul[2]
Director
GreenPoint Financial Corp.
New York, New York

Marilyn Peters[1]
Farmer
Britton, South Dakota

John Dan Raines, Jr.[3]
Director
AgFirst Farm Credit Bank
Columbia, South Carolina

Gordon Clyde Southern, Vice Chairman[1]
President
Southern Farm Co., Inc.
Steele, Missouri

Clyde A. Wheeler, Jr.[1]
Clear Creek Ranch
Laverne, Oklahoma

1 Presidential Appointee
2 Class A Stockholder Director
3 Class B Stockholder Director

Corporate Officers (as of April 1, 2002)

Henry D. Edelman
President and
Chief Executive Officer

Nancy E. Corsiglia
Vice President—Finance and
Chief Financial Officer

Jerome G. Oslick
Vice President—General Counsel
and Corporate Secretary

Tom D. Stenson
Vice President—Agricultural Finance

To the Stockholders of Farmer Mac:

The management of Farmer Mac is responsible for the accompanying audited consolidated financial statements and unaudited financial and other information appearing elsewhere in this Annual Report. In our opinion, the consolidated financial statements have been prepared in conformity with generally accepted accounting principles, and the other financial information in this report is consistent with such statements. In preparing the consolidated financial statements and in developing the other financial information, it was necessary to make informed judgments and estimates of the effects of certain business events and transactions. We believe that these judgments and estimates are reasonable, that the financial information contained in this Annual Report reflects, in all material respects, the substance of all business events and transactions to which Farmer Mac was a party and that all material uncertainties have been appropriately considered or disclosed.

Farmer Mac employs a system of internal accounting controls that, in our opinion, is adequate and provides reasonable assurance that transactions are executed in accordance with appropriate authorization, permits preparation of financial statements in conformity with generally accepted accounting principles and establishes accountability for the assets of Farmer Mac.

The Board of Directors of Farmer Mac exercises its oversight of the internal control, accounting and financial reporting systems through its Audit Committee, which is composed solely of directors who are not officers or employees of Farmer Mac. The Audit Committee meets with management to evaluate the effectiveness with which it discharges its responsibilities. In addition, the Audit Committee meets periodically with Farmer Mac's independent auditors, who have free access to the Board of Directors and the Audit Committee, to discuss internal accounting controls, the quality of financial reporting and other matters related to their examination of Farmer Mac's financial statements.

Henry D. Edelman
President and Chief
Executive Officer

Nancy E. Corsiglia
Vice President—Finance and
Chief Financial Officer

Report of Independent Public Accountants

The Board of Directors and Stockholders of Federal Agricultural Mortgage Corporation:

We have audited the accompanying consolidated balance sheets of the Federal Agricultural Mortgage Corporation ("Farmer Mac") and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of Farmer Mac's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farmer Mac and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2001, Farmer Mac changed its method of accounting for financial derivatives.

Arthur Andersen LLP

Arthur Andersen LLP

Vienna, VA
January 23, 2002

Federal Agricultural Mortgage Corporation
Consolidated Balance Sheets

	December 31,	
	2001	2000
	(in thousands)	
Assets:		
Cash and cash equivalents	$ 437,831	$ 537,871
Investment securities	1,007,954	836,757
Farmer Mac Guaranteed Securities	1,690,376	1,679,993
Loans	201,812	30,279
Financial derivatives	15	—
Interest receivable	56,253	55,681
Guarantee fees receivable	6,004	5,494
Prepaid expenses and other assets	16,963	14,824
Total Assets	$3,417,208	$3,160,899
Liabilities and Stockholders' Equity:		
Liabilities:		
Notes payable:		
Due within one year	$2,233,267	$2,141,548
Due after one year	968,463	827,635
Total notes payable	3,201,730	2,969,183
Financial derivatives	20,762	—
Accrued interest payable	26,358	20,852
Accounts payable and accrued expenses	18,037	26,880
Reserve for losses	15,884	11,323
Total Liabilities	3,282,771	3,028,238
Stockholders' Equity:		
Common stock:		
Class A Voting, $1 par value, no maximum authorization, 1,030,780 and 1,030,780 shares issued and outstanding as of December 31, 2001 and 2000, respectively	1,031	1,031
Class B Voting, $1 par value, no maximum authorization, 500,301 and 500,301 shares issued and outstanding as of December 31, 2001 and 2000, respectively	500	500
Class C Non-Voting, $1 par value, no maximum authorization, 10,033,037 and 9,620,112 shares issued and outstanding as of December 31, 2001 and 2000, respectively	10,033	9,621
Additional paid-in capital	80,960	72,773
Accumulated other comprehensive income	8,395	31,498
Retained earnings	33,518	17,238
Total Stockholders' Equity	134,437	132,661
Total Liabilities and Stockholders' Equity	$3,417,208	$3,160,899

See accompanying notes to consolidated financial statements.

Federal Agricultural Mortgage Corporation
Consolidated Statements of Operations

	For Year Ended December 31,		
	2001	2000	1999
	(in thousands, except per share amounts)		
Interest income:			
Investments and cash equivalents	$ 65,334	$ 91,905	$ 70,554
Farmer Mac Guaranteed Securities	110,169	100,649	63,054
Loans	5,710	2,866	6,769
Total interest income	181,213	195,420	140,377
Interest expense	154,274	177,722	125,419
Net interest income	26,939	17,698	14,958
Losses on financial derivatives and trading assets	(726)	—	—
Other income:			
Guarantee fees	15,807	11,677	7,396
Miscellaneous	560	399	220
Total other income	16,367	12,076	7,616
Total revenues	42,580	29,774	22,574
Expenses:			
Compensation and employee benefits	5,601	4,521	4,577
Regulatory fees	735	584	502
General and administrative	4,094	3,744	3,232
Total operating expenses	10,430	8,849	8,311
Provision for losses	6,725	4,739	3,672
Total expenses	17,155	13,588	11,983
Income before income taxes	25,425	16,186	10,591
Income tax expense	8,419	5,749	3,670
Net income before cumulative effect	17,006	10,437	6,921
Cumulative effect of change in accounting principles, net of tax	(726)	—	—
Net income	$ 16,280	$ 10,437	$ 6,921
Earnings per share:			
Basic net earnings	$ 1.44	$ 0.94	$ 0.64
Diluted net earnings	$ 1.38	$ 0.92	$ 0.62
Earnings per share excluding cumulative effect of change in accounting principles:			
Basic earnings per share	$ 1.50	$ 0.94	$ 0.64
Diluted earnings per share	$ 1.45	$ 0.92	$ 0.62

See accompanying notes to consolidated financial statements.

Federal Agricultural Mortgage Corporation
Consolidated Statements of Changes in Stockholders' Equity

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income/(Deficit)	Retained Earnings/ (Deficit)	Total
			(in thousands)		
Balance, December 31, 1998	$10,801	$69,984	$ 249	$ (120)	$ 80,914
Issuance of Common Stock					
Class A	6	96			102
Class C	95	1,017			1,112
Change in unrealized gain/(loss) on securities available-for-sale, net of taxes of $982,000			(1,906)		(1,906)
Net income				6,921	6,921
Comprehensive income					5,015
Balance, December 31, 1999	10,902	71,097	(1,657)	6,801	87,143
Issuance of Common Stock					
Class C	250	1,676			1,926
Change in unrealized gain/(loss) on securities available-for-sale, net of taxes of $18.2 million			33,155		33,155
Net income				10,437	10,437
Comprehensive income					43,592
Balance, December 31, 2000	11,152	72,773	31,498	17,238	132,661
Issuance of Common Stock					
Class C	412	8,187			8,599
Change in unrealized gain/(loss) on securities available-for-sale, net of taxes of $4.2 million			(7,601)		(7,601)
Cumulative effect of change in accounting principles, net of taxes of $4.8 million			(8,632)		(8,632)
Change in unrealized gain/(loss) on financial derivatives, net of taxes of $3.7 million			(6,870)		(6,870)
Net income				16,280	16,280
Comprehensive income					(6,823)
Balance, December 31, 2001	**$11,564**	**$80,960**	**$ 8,395**	**$33,518**	**$134,437**

See accompanying notes to consolidated financial statements.

Federal Agricultural Mortgage Corporation
Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2001	2000	1999
		(in thousands)	
Cash flows from Operating Activities:			
Net income	$ 16,280	$ 10,437	$ 6,921
Adjustments to reconcile net income to net cash provided by operating activities:			
Net amortization of investment premiums and discounts	(7,885)	1,269	3,857
Increase in interest receivable	(572)	(12,781)	(18,374)
Increase in guarantee fees receivable	(510)	(1,136)	(2,223)
Increase in other assets	(1,695)	(166)	(8,867)
Amortization of debt premiums, discounts and issuance costs	89,131	126,653	88,337
Increase in accrued interest payable	5,506	2,303	9,436
Increase in other liabilities	3,762	2,960	2,861
Proceeds from repayment of trading investment securities	(21,717)	—	—
Mark-to-market on trading securities and derivatives	(202)	—	—
Amortization of settled financial derivatives contracts	461	—	—
Provision for losses	6,725	4,739	3,672
Net cash provided by operating activities	89,284	134,278	85,620
Cash flows from Investing Activities:			
Purchases of investment securities	(592,747)	(254,937)	(509,741)
Purchases of Farmer Mac Guaranteed Securities	(261,569)	(464,917)	(979,967)
Purchases of loans	(273,415)	(446,251)	(395,845)
Proceeds from repayment of investment securities	455,744	264,403	304,235
Proceeds from repayment of Farmer Mac Guaranteed Securities	268,351	435,602	739,483
Proceeds from repayment of loans	2,021	1,183	6,080
Proceeds from sale of Farmer Mac Guaranteed Securities	65,929	159,910	—
Settlement of financial derivatives	(5,230)	—	—
Purchases of office equipment	(71)	—	—
Net cash used by investing activities	(340,987)	(305,007)	(835,755)
Cash flows from Financing Activities:			
Proceeds from issuance of discount notes	105,736,192	64,284,888	74,159,998
Proceeds from issuance of medium-term notes	295,186	215,027	450,454
Payments to redeem discount notes	(105,641,354)	(64,072,223)	(74,004,635)
Payments to redeem medium-term notes	(246,960)	(57,300)	(61,240)
Proceeds from common stock issuance	8,599	1,926	1,214
Net cash provided by financing activities	151,663	372,318	545,791
Net increase (decrease) in cash and cash equivalents	(100,040)	201,589	(204,344)
Cash and cash equivalents at beginning of period	537,871	336,282	540,626
Cash and cash equivalents at end of period	$ 437,831	$ 537,871	$ 336,282

See accompanying notes to consolidated financial statements.

Years Ended December 31, 2001, 2000 and 1999

1. Organization

The Federal Agricultural Mortgage Corporation ("Farmer Mac" or the "Corporation") is a stockholder-owned, federally chartered instrumentality of the United States that was created to establish a secondary market for agricultural real estate and rural housing mortgage loans ("Qualified Loans"). Farmer Mac was created with the enactment of the Agricultural Credit Act of 1987 (12 U.S.C. §§ 2279aa et seq.), which amended the Farm Credit Act of 1971 (collectively, as amended, the "Act") to provide for the existence of a secondary market for agricultural mortgages. Farmer Mac provides liquidity to the agricultural mortgage market by: (1) purchasing newly originated Qualified Loans directly from lenders through its "cash window" and existing, or "seasoned," Qualified Loans from lenders and other third parties in negotiated transactions; (2) issuing Long-Term Standby Purchase Commitments ("LTSPCs") for newly originated and seasoned Qualified Loans; (3) exchanging securities issued and guaranteed by Farmer Mac for Qualified Loans that back those securities (the "swap" program); and (4) purchasing mortgage-backed bonds secured by Qualified Loans through its "AgVantage" program.

Farmer Mac conducts its business through two programs, "Farmer Mac I" and "Farmer Mac II." Under the Farmer Mac I Program, Farmer Mac purchases, or commits to purchase, Qualified Loans, or obligations backed by Qualified Loans, that are not guaranteed by any instrumentality or agency of the United States. Under the Farmer Mac II Program, Farmer Mac purchases the guaranteed portions (the "Guaranteed Portions") of loans guaranteed by the United States Department of Agriculture (the "USDA") pursuant to the Consolidated Farm and Rural Development Act (7 U.S.C. §§ 1921 et seq.; the "ConAct").

Pursuant to its statutory authority, Farmer Mac guarantees timely payments of principal and interest on securities backed by Qualified Loans or Guaranteed Portions ("Farmer Mac Guaranteed Securities") and retains those securities in its portfolio or sells them in the capital markets.

Farmer Mac's current principal sources of revenue are: (1) fees it receives in connection with its guarantees and commitments to purchase Qualified Loans; and (2) net interest income earned on its retained portfolio of Farmer Mac Guaranteed Securities, Qualified Loans, AgVantage bonds and investments.

During 2001, Farmer Mac purchased Qualified Loans through its Farmer Mac I cash window program from 63 Sellers operating throughout the United States. During the year, the top 10 Sellers generated 72.2 percent of the Farmer Mac I cash window loan volume. This included Qualified Loans sold by Zions First National Bank ("Zions"), Farmer Mac's largest combined Class A and Class C stockholder. Of Farmer Mac's 2001 Farmer Mac I cash window volume for the year, 34.4 percent was purchased from Zions.

2. Summary of Significant Accounting Policies

The accounting and reporting policies of Farmer Mac conform with generally accepted accounting principles in the United States. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities (including, but not limited to, the reserve for losses) as of the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. The following are the significant accounting policies that Farmer Mac follows in preparing and presenting its consolidated financial statements:

(a) Principles of Consolidation

Prior to 1999, Farmer Mac maintained two wholly owned subsidiaries. During 1999, these subsidiaries and their principal activities, which were to facilitate the purchase and issuance of Farmer Mac Guaranteed Securities and to act as a registrant under registration statements filed with the Securities and Exchange Commission, were merged into one subsidiary. The consolidated financial statements include the accounts of Farmer Mac and a wholly owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

(b) Cash and Cash Equivalents

Farmer Mac considers highly liquid investment securities with original maturities of three months or less to be cash equivalents. Changes in the balance of cash and cash equivalents are reported in the Consolidated Statements of Cash Flows. The following table sets forth information regarding certain cash and non-cash transactions for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
		(in thousands)	
Cash paid during the year for:			
Interest	$75,821	$ 50,493	$ 29,810
Income taxes	8,200	6,825	4,987
Non-cash activity:			
Real estate owned acquired through foreclosure	—	—	2,102
Loans acquired and securitized as AMBS	99,862	452,124	517,801

Certain loans acquired and securitized as AMBS after the adoption of Statement of Financial Accounting Standards No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS 140"), on April 1, 2001, but do not meet the security accounting requirements of SFAS 140, are classified as loans on the accompanying 2001 Consolidated Balance Sheet and the securitization of those loans is excluded from the non-cash activity presented in the table above.

(c) Investments and Farmer Mac Guaranteed Securities

Farmer Mac classifies investments and Farmer Mac Guaranteed Securities that Farmer Mac has the positive intent and ability to hold to maturity as held-to-maturity. Such securities are carried at cost, adjusted for unamortized premiums and unearned discounts. Securities for which Farmer Mac does not have the positive intent to hold to maturity are classified as available-for-sale and are carried at estimated fair value. Unrealized gains and losses on available-for-sale securities are reported as a separate component of stockholders' equity. Certain of the securities previously classified as available-for-sale were reclassified as trading securities with the adoption of Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), and are reported at their fair value, with unrealized gains and losses included in earnings. Premiums, discounts and other deferred costs are amortized to interest income over the estimated life of the security using the effective interest method. Interest income on investments and Farmer Mac Guaranteed Securities is recorded on an accrual basis unless the collection of interest is considered doubtful.

Farmer Mac receives yield maintenance payments when certain Qualified Loans prepay. These payments mitigate Farmer Mac's exposure to reinvestment risk and are calculated such that, when reinvested with the prepaid principal, they should generate substantially the same cash flows that would have been generated had the Qualified Loans not prepaid. Yield maintenance payments are recognized as interest income in the Consolidated Statements of Operations upon receipt.

(d) Loans

Loans for which Farmer Mac has the positive intent and ability to hold for the foreseeable future are classified as held for investment and reported at amortized cost. Loans that Farmer Mac does not intend to hold for the foreseeable future are classified as held for sale and reported at the lower of cost or market. Of the loans held by Farmer Mac as of December 31, 2001, $175.8 million were held for investment and $25.8 million were held for sale. Of the loans held by Farmer Mac as of December 31, 2000, $18.6 million were held for investment and $11.6 million were held for sale.

(e) Securitization of Qualified Loans

Farmer Mac issues guaranteed securities backed by Qualified Loans. Farmer Mac generates guarantee fees for the Corporation as compensation for assuming the credit risk on the Qualified Loans underlying the securities. Farmer Mac issued $99.9 million, $519.9 million and $694.6 million of Farmer Mac Guaranteed Securities during each of the years ended December 31, 2001, 2000, and 1999, respectively. The guarantee fees are recognized as earned over the lives of the underlying loans. After the adoption of SFAS 140 on April 1, 2001, certain loans that were acquired and securitized as AMBS, but do not meet the security accounting requirements of SFAS 140, are classified as loans on the accompanying 2001 Consolidated Balance Sheet and the guarantee fees earned are classified as interest income on the accompanying 2001 Consolidated Statement of Operations.

Periodically, Farmer Mac sells its guaranteed securities to capital market investors. When sold, a gain is recognized to the extent sale proceeds exceed the cost basis of the security.

(f) Non-Performing Loans

Non-performing (or "impaired") loans are loans for which it is probable that Farmer Mac will not receive all amounts contractually due and include all loans 90 days or more past due. When a Qualified Loan collateralizing a Farmer Mac I Security is placed on non-accrual status, the interest income due to the security holder is accrued as part of the provision for losses until Farmer Mac purchases the loan from the pool and the principal amount is passed through to the investor. When a loan held by

Farmer Mac is determined to be impaired, interest due on the loan is not recognized as interest income until the payment is received from the borrower. Interest previously accrued on loans held by Farmer Mac or interest advanced to security holders is charged against the loss reserve when deemed uncollectible.

(g) Financial Derivatives

A financial derivative is a financial instrument that has one or more underlyings and one or more notional amounts, requires no significant initial net investment and has terms that require net settlement. Farmer Mac enters into financial derivative contracts as an end-user, not for trading or speculative purposes. Farmer Mac uses financial derivatives to adjust the characteristics of Farmer Mac's debt to match the characteristics of Farmer Mac's mortgage assets.

When financial derivatives meet specific criteria, they are accounted for as either fair value hedges or cash flow hedges. Financial derivatives that do not satisfy SFAS 133 hedge criteria are not accounted for as hedges. Changes in fair value of those financial derivatives are reported in income or expense.

Prior to the adoption of SFAS 133, when financial derivatives met specific criteria, they were accounted for either as synthetic instruments or as hedges. When financial derivatives were accounted for as synthetic instruments, primarily interest-rate contracts, the net differential received or paid was recognized on an accrual basis. When financial derivatives were accounted for as hedges, the related fair value gains or losses were deferred as an adjustment to the hedged asset or liability. Upon termination of a hedge relationship, the deferred gain or loss was amortized over the remaining effective life of the hedged asset or liability. Interest payments received or paid under financial derivatives qualifying as hedges were recognized on an accrual basis.

(h) Notes and Bonds Payable

Notes and bonds payable are classified as due within one year or due after one year based on their contractual maturities. Debt issuance costs, including gains and losses related to hedging activities, are deferred and amortized to interest income or expense using the effective interest method over the estimated life of the related debt.

(i) Reserve for Losses

Farmer Mac maintains a reserve for losses to cover potential losses on loans, including Qualified Loans underlying Post-1996 Act Farmer Mac I Securities and LTSPCs. The reserve is maintained at a level management deems adequate to cover potential principal losses and interest losses related to loans that are 90 days or more delinquent. The reserve is increased through periodic provisions charged to expense and reduced by charge-offs for actual loan losses, net of recoveries. In estimating potential losses on loans and outstanding Farmer Mac guarantees, management considers economic conditions, geographic and agricultural commodity concentrations, the credit profile of the Qualified Loans, delinquency trends and historical charge-off and recovery activity. No reserve has been made for Farmer Mac I Securities issued prior to the 1996 Act or securities issued under the Farmer Mac II Program ("Farmer Mac II Securities"). Farmer Mac I Securities issued prior to the 1996 Act are supported by unguaranteed subordinated interests, which are expected to exceed the estimated credit losses on those securities. Guaranteed Portions collateralizing Farmer Mac II Securities are guaranteed by the USDA.

(j) Earnings per Share

The following schedule reconciles basic and diluted earnings per share for the years ended December 31, 2001, 2000 and 1999. Basic earnings per share is based on the weighted-average common shares outstanding. Diluted earnings per share is based on the weighted-average number of common shares outstanding adjusted to include all potentially dilutive common stock.

	2001			2000			1999		
	Basic EPS	Dilutive Stock Options	Diluted EPS	Basic EPS	Dilutive Stock Options	Diluted EPS	Basic EPS	Dilutive Stock Options	Diluted EPS
	(in thousands, except per share amounts)								
Net income	$16,280	$ —	$16,280	$10,437	$ —	$10,437	$ 6,921	$ —	$ 6,921
Weighted-average shares	11,329	440	11,769	11,064	293	11,357	10,839	397	11,236
Earnings per share	$ 1.44	$ —	$ 1.38	$ 0.94	$ —	$ 0.92	$ 0.64	$ —	$ 0.62

(k) Income Taxes

Deferred tax assets and liabilities are recognized based on the expected future tax effect of existing differences between the financial reporting and tax reporting bases of assets and liabilities using enacted statutory tax rates. Income tax expense is equal to the income taxes payable in the current year plus the net change in the deferred tax asset or liability balance.

(l) Comprehensive Income

Comprehensive income, which is presented in the Consolidated Statements of Changes in Stockholders' Equity, represents all changes in stockholders' equity except those resulting from investments by or distributions to stockholders, and is comprised of net income, unrealized gain/(loss) on securities available-for-sale and the cumulative effect of the mark-to-market of financial derivatives classified as cash flow hedges pursuant to SFAS 133.

(m) New Accounting Standards

As amended, SFAS 133 became effective as of January 1, 2001. SFAS 133 requires financial derivatives to be measured and recorded at fair value. Pursuant to generally accepted accounting practices prior to SFAS 133, derivatives were generally accounted for as off-balance sheet items and disclosed in the consolidated financial statement footnotes.

The cumulative effect of this change in accounting principles recognized on January 1, 2001 was a reduction to net income of $726,000 and a negative adjustment to other comprehensive income within stockholders' equity of $8.6 million. The Corporation expects that SFAS 133 will increase volatility in earnings and accumulated other comprehensive income.

In September 2000, the Financial Accounting Standards Board issued SFAS 140. SFAS 140 was applied as of April 1, 2001 as required by the standard. SFAS 140 does not materially affect the Corporation's results of operations or financial position, but does result in the Corporation classifying as loans certain Farmer Mac Guaranteed Securities ("AMBS") that prior to the implementation of SFAS 140 would have been classified as securities.

(n) Reclassifications

Certain reclassifications of prior year information were made to conform to the 2001 presentation.

3. Investment Securities

The amortized cost and estimated fair values of investments as of December 31, 2001 and 2000 were as follows. Fair value was estimated based on quoted market prices.

	2001				2000			
	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
	(in thousands)							
Held-to-maturity:								
Cash investment in guaranteed investment contract	$ 10,602	$ —	$ (263)	$ 10,339	$ 57,937	$1,209	$ (26)	$ 59,120
Total held-to-maturity	10,602	—	(263)	10,339	57,937	1,209	(26)	59,120
Available-for-sale:								
Asset-backed securities	17,970	9	—	17,979	84,680	56	—	84,736
Corporate debt securities	438,333	971	—	439,304	247,967	40	—	248,007
Certificates of deposit	—	—	—	—	35,992	14	—	36,006
Preferred stock	166,581	637	—	167,218	—	—	—	—
Mortgage-backed securities	337,622	—	(945)	336,677	413,599	—	(3,528)	410,071
Total available-for-sale	960,506	1,617	(945)	961,178	782,238	110	(3,528)	778,820
Trading:								
Mortgage-backed securities	35,575	599	—	36,174	—	—	—	—
Total trading	35,575	599	—	36,174	—	—	—	—
Total	$1,006,683	$2,216	$(1,208)	$1,007,691	$840,175	$1,319	$(3,554)	$837,940

The amortized cost, fair value and yield of investments by remaining contractual maturity as of December 31, 2001 are set forth below. Asset- and mortgage-backed securities are included based on their final maturities, although the actual maturities may differ due to prepayments of the underlying assets or mortgages. As part of the implementation of SFAS 133, Farmer Mac reclassified certain investments from held-to-maturity and available-for-sale securities to trading securities.

	Available-for-Sale			Trading			Total		
	Amortized Cost	Fair Value	Yield	Amortized Cost	Fair Value	Yield	Amortized Cost	Fair Value	Yield
				(dollars in thousands)					
Due within one year	$105,021	$105,044	2.44%	$ —	$ —	—	$105,021	$105,044	2.44%
Due after one year through five years	345,851	346,108	3.08%	—	—	—	345,851	346,108	3.08%
Due after five years through ten years	168,427	169,068	8.08%	—	—	—	168,427	169,068	8.08%
Due after ten years	341,207	340,958	2.39%	35,576	36,174	6.38%	376,783	377,132	2.77%
Total	$960,506	$961,178	3.64%	$35,576	$36,174	6.38%	$996,082	$997,352	3.74%

4. Farmer Mac Guaranteed Securities

As of December 31, 2001 and 2000, Farmer Mac Guaranteed Securities included the following:

	As of December 31,					
	2001			2000		
	Principal Balance	Premiums, Discounts and Other Deferred Costs	Amortized Cost	Principal Balance	Premiums, Discounts and Other Deferred Costs	Amortized Cost
			(in thousands)			
Farmer Mac I						
AMBS	$1,065,897	$(2,858)	$1,063,039	$1,093,898	$(3,480)	$1,090,418
Other	73,018	(48)	72,970	109,278	490	109,768
Farmer Mac II	516,746	59	516,805	427,502	45	427,547
Total	$1,655,661	$(2,847)	$1,652,814	$1,630,678	$(2,945)	$1,627,733

The following table sets forth the amortized costs, unrealized gains and losses and estimated fair values of the Farmer Mac Guaranteed Securities as of December 31, 2001 and 2000. The method used to estimate fair value is described in Note 12.

	As of December 31,					
	2001			2000		
	Held-to-Maturity	Available-for-Sale	Total	Held-to-Maturity	Available-for-Sale	Total
			(in thousands)			
Amortized cost	$589,775	$1,063,039	$1,652,814	$537,315	$1,090,418	$1,627,733
Unrealized gain	34,321	37,562	71,883	19,572	52,260	71,832
Unrealized loss	—	—	—	—	—	—
Fair value	$624,096	$1,100,601	$1,724,697	$556,887	$1,142,678	$1,699,565

Of the total Farmer Mac Guaranteed Securities held by Farmer Mac as of December 31, 2001, $1.5 billion are fixed-rate or reprice after one year. During 2001, Farmer Mac sold $99.9 million of AMBS from its available-for-sale portfolio at par. During 2000, Farmer Mac sold $159.9 million of AMBS from its available-for-sale portfolio at par.

Certain loans that were purchased and securitized after the adoption of SFAS 140 on April 1, 2001, but fail to meet the security accounting requirements of SFAS 140, are classified as loans on the accompanying 2001 Consolidated Balance Sheet.

5. Financial Derivatives

A financial derivative is a financial instrument that has one or more underlyings and one or more notional amounts, requires no significant initial net investment and has terms that require net settlement. Farmer Mac enters into derivative instruments as an end-user, not for speculative purposes. Farmer Mac enters into interest-rate contracts, including interest-rate swaps and caps, to adjust the characteristics of Farmer Mac's debt to match more closely the characteristics of the Corporation's assets and to derive an overall lower effective fixed-rate cost of borrowing than would otherwise be available to the Corporation in the conventional debt market. Farmer Mac enters into interest-rate swaps, forward sale contracts of GSE debt and mortgage-backed securities and U.S. Treasury based futures contracts to manage interest-rate risk exposure related to loan purchases and anticipated debt issuances.

Interest-Rate Contracts and Hedge Instruments

Farmer Mac uses interest-rate swaps and caps to reduce interest-rate risk related to specific assets (asset-linked) or liabilities (debt-linked). Interest-rate swaps are contractual agreements between two entities for the exchange of periodic payments based on a notional amount and agreed-upon fixed and variable rates. Interest-rate swaps are entered into in conjunction with the purchase of Qualified Loans and investments or the issuance of debt to synthetically create LIBOR-based variable rate instruments. Interest-rate caps are agreements in which one entity makes a one-time, up-front premium payment to another party in exchange for the right to receive payments based on a notional amount and the amount, if any, by which the agreed-upon index rate exceeds the specified "cap" rate. Interest-rate caps are purchased to effectively "uncap" certain variable-rate investments or loans.

Although interest-rate contracts reduce Farmer Mac's exposure to interest-rate risk, they may increase credit risk exposure. Credit risk arises from the possibility that a counterparty will not perform according to the terms of the contract. Farmer Mac mitigates credit risk by dealing with counterparties with high credit ratings (no less than BBB+ as of December 31, 2001), establishing and maintaining collateral requirements and entering into netting agreements. Netting agreements provide for netting all amounts receivable and payable under all transactions between Farmer Mac and a single counterparty covered by the netting agreement. Farmer Mac's exposure to credit risk related to interest-rate contracts is based on the cost to replace all outstanding interest-rate contracts for each counterparty with which Farmer Mac was in a net gain position ("net replacement value"), including the effect of netting agreements. As of December 31, 2001 and 2000, the net replacement values of interest rate contracts were $266,000 and $200,000, respectively. As of December 31, 2001 and 2000, none of the net replacement value exposure was collateralized.

Farmer Mac uses hedge instruments, currently consisting of forward sale contracts involving GSE debt and mortgage-backed securities and futures contracts involving U.S. Treasury securities, to reduce its interest-rate risk exposure related to the purchase of loans and the anticipated issuance of debt. There were $1.5 million of open futures contracts as of December 31, 2001, compared to no open futures contracts as of December 31, 2000. The outstanding balance of forward sale contracts involving GSE debt and mortgage-backed securities totaled $51.7 million and $8.6 million as of December 31, 2001 and 2000, respectively.

Accounting for Derivatives in 2001

As amended, SFAS 133 became effective as of January 1, 2001. SFAS 133 requires financial derivatives to be measured and recorded at fair value. The cumulative effect of this change in accounting principles recognized on January 1, 2001 was a reduction to net income of $726,000 and a negative adjustment to other comprehensive income within stockholders' equity of $8.6 million. The Corporation expects that SFAS 133 will increase volatility in earnings and accumulated other comprehensive income.

Interest-rate swaps used to hedge corporate debt investments, and forward sale contracts used to hedge Farmer Mac's loan portfolio, are classified and accounted for as fair value hedges. Interest-rate swaps and forward sale contracts used to hedge anticipated debt issuances are classified and accounted for as cash flow hedges. Other financial derivatives, such as futures and interest-rate caps, are not assigned an accounting hedge designation. Farmer Mac's financial derivatives are carried at their fair values. For fair value hedges, the changes in the fair values of the derivatives, along with the changes in fair values of the hedged items, are recorded in earnings. For cash flow hedges, the changes in the fair values of the derivatives are recorded in other comprehensive income and any hedge ineffectiveness is recorded in earnings. For financial derivatives not assigned an accounting hedge designation, the changes in fair value are recorded in earnings.

Net after-tax charges against earnings under SFAS 133 during 2001 totaled $1.2 million, and the net after-tax decrease to other comprehensive income totaled $15.5 million. Substantially all of this amount represents the estimated fair values of settled forward sale contracts and the estimated future net interest payments on interest-rate swap contracts, assuming no change in interest rates. Farmer Mac estimates that $1.5 million of the December 31, 2001 balance of accumulated other comprehensive income will be reclassified into earnings over the next twelve months. The Corporation entered into interest-rate swap contracts to hedge anticipated debt issuances and derive a lower effective fixed-rate cost of borrowing for periods of up to 15 years than would otherwise have been available to the Corporation in the conventional debt market. For the year ended December 31, 2001, the ineffectiveness of designated hedges included in Farmer Mac's net income was immaterial.

Accounting for Derivatives in 2000 and 1999

Prior to the implementation of SFAS 133 on January 1, 2001, financial derivatives were generally accounted for as off-balance sheet items and disclosed in the consolidated financial statement footnotes. The net differential received or paid on interest-rate contracts was accrued as an adjustment to interest income or expense of the associated assets or liabilities.

Forward sale contracts involving GSE debt and mortgage-backed securities and futures contracts involving U.S. Treasury securities were monitored for the change in value of the hedge instrument and the change in value of the hedged item. When these changes met certain specified criteria, the hedge instruments qualified for hedge accounting. Under hedge accounting, gains and losses on terminated or matured hedge instruments were deferred as an adjustment to the cost basis of the hedged item and amortized to interest expense using the effective interest method. When the criteria were not met, gains and losses on hedge instruments were recognized directly to income.

6. Notes Payable

Farmer Mac borrowings are comprised of discount notes and medium-term notes, both of which are unsecured general obligations of the Corporation. Discount notes generally have maturities of less than one year, whereas medium-term notes have maturities of one to 15 years. The following table sets forth information related to Farmer Mac's borrowings for 2001 and 2000:

	2001					2000				
	Outstanding as of December 31, 2001		Average Outstanding During Year		Maximum Outstanding at Any	Outstanding as of December 31, 2000		Average Outstanding During Year		Maximum Outstanding at Any
	Amount	Rate	Amount	Rate	Month End	Amount	Rate	Amount	Rate	Month End
	(dollars in thousands)									
Due within one year:										
Discount notes	$2,197,427	2.80%	$2,175,087	4.39%	$2,240,965	$2,013,508	6.37%	$1,945,276	6.47%	$2,205,885
Current portion of medium-term notes	35,840	6.07%				128,040	5.93%			
	2,233,267	2.85%				2,141,548	6.34%			
Due after one year:										
Medium-term notes due in:										
2002	—	—				98,062	4.90%			
2003	83,326	5.70%				109,517	5.71%			
2004	121,309	5.40%				44,511	6.63%			
2005	148,469	6.62%				143,213	6.58%			
2006	119,138	5.82%				37,066	6.96%			
2007	12,700	7.41%				12,723	7.40%			
Thereafter	483,521	6.20%				382,543	6.44%			
	968,463	6.09%				827,635	6.22%			
Total	$3,201,730	3.83%				$2,969,183	6.31%			

A portion of Farmer Mac's medium-term notes is callable. Callable notes give Farmer Mac the option to redeem the notes at par value on a specified call date or at any time on or after a specified call date. The following table summarizes the maturities, amounts and costs for callable notes by call period as of December 31, 2001:

	Maturity	Amount	Rate
	(dollars in thousands)		
Callable in:			
2002	2004–2016	$49,236	6.08%
2003	2004–2006	37,700	5.74%
2004	2001	3,400	5.80%
		$90,336	5.93%

The following schedule summarizes the earliest repricing date of total borrowings outstanding as of December 31, 2001, including callable and non-callable medium-term notes, assuming callable notes are redeemed at the initial call date:

	Earliest Repricing Date of Borrowings Outstanding	
	Amount	Rate
	(dollars in thousands)	
Debt repricing in:		
2002	$2,282,503	2.93%
2003	121,026	5.71%
2004	100,887	5.56%
2005	143,469	6.63%
2006	81,438	5.81%
2007	2,700	8.07%
Thereafter	469,707	6.17%
Total	$3,201,730	3.84%

During 2001 and 2000, Farmer Mac called $57.7 million and $40.1 million of callable medium-term notes, respectively.

Authority to Borrow from the Treasury of the United States

Farmer Mac's statutory charter authorizes Farmer Mac to borrow, in extreme circumstances, up to $1.5 billion from the Secretary of the Treasury, if necessary, to fulfill its obligations under any guarantee. The debt would bear interest at a rate determined by the Secretary of the Treasury based on the then current cost of funds to the United States. The charter requires the debt to be repaid within a reasonable time. As of December 31, 2001, Farmer Mac had not utilized this borrowing authority.

7. Reserve for Losses

Farmer Mac maintains a reserve to cover potential losses on loans, including those underlying Farmer Mac I Securities and LTSPCs issued since enactment of the 1996 Act. No loss reserve has been provided for Farmer Mac I Securities issued prior to the 1996 Act or for Farmer Mac II Securities. See Note 2(e), Note 2(i) and Note 11 for more information about Farmer Mac Guaranteed Securities. The reserve for losses covers interest due on loans that are 90 days or more delinquent and, in cases in which the loan is not adequately collateralized, the undercollateralized principal balance.

The following is a summary of the changes in the reserve for losses for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
		(in thousands)	
Balance, beginning of year	$11,323	$ 6,584	$3,259
Provision for losses	6,725	4,739	3,672
Net charge-offs	(2,164)	—	(347)
Balance, end of year	$15,884	$11,323	$6,584

A portion of the reserve for losses is specifically allocated to impaired loans when the fair value of the collateral, less the estimated selling cost, is less than the cost basis in the loan. The balance of impaired loans, both on- and off-balance sheet, and the related reserve amount specifically allocated to those impaired loans as of December 31, 2001 and 2000 are summarized in the following table:

	2001			2000		
	Balance	Reserve	Net Balance	Balance	Reserve	Net Balance
				(in thousands)		
Impaired loans with:						
Specific reserve	$11,174	$(3,450)	$ 7,724	$ 2,710	$(373)	$ 2,337
No specific reserve	47,105	—	47,105	25,677	—	25,677
Total	$58,279	$(3,450)	$54,829	$28,387	$(373)	$28,014

During 2001, Farmer Mac purchased 12 defaulted Qualified Loans having a principal balance of $8.3 million from pools underlying Farmer Mac Guaranteed Securities held by third parties. During 2000, Farmer Mac made 2 such purchases for a total of $2.6 million. Farmer Mac recognized interest income on impaired loans of approximately $1.7 million and $853,000 during the years ended December 31, 2001 and 2000, respectively.

8. Stockholders' Equity

Common Stock

Farmer Mac has three classes of common stock outstanding. Class A Voting Common Stock may be held only by banks, insurance companies and other financial institutions or similar entities that are not institutions of the Farm Credit System. By statute, no holder of Class A Voting Common Stock may directly or indirectly be a beneficial owner of more than 33 percent of the outstanding shares of Class A Voting Common Stock. Class B Voting Common Stock may be held only by institutions of the Farm Credit System. There are no restrictions on the maximum holdings of Class B Voting Common Stock. There are no ownership restrictions on the Class C Non-Voting Common Stock.

Dividends have not been paid to any common stockholders nor does Farmer Mac expect to pay dividends in the foreseeable future. Farmer Mac's ability to declare and pay a dividend could be restricted if it failed to comply with regulatory capital requirements.

Stock Option Plan

In 1992 and 1996, Farmer Mac adopted stock option plans for officers to acquire shares of Class C Non-Voting Common Stock. Under the 1992 plan, stock options granted were exercisable immediately, and, if not exercised, will expire 10 years from the date of grant. The exercise price of options under the 1992 plan, which were granted in 1992 and 1993, is $2.19 per share. The maximum number of options that could be issued under the 1992 plan was 345,000, 315,000 of which were issued, net of cancellations. Under the 1996 plan, stock options awarded under the plan vested in thirds over a three-year period with the last installment having vested in June 1998; if not exercised, any options granted under the 1996 plan will expire 10 years from the date of grant. The exercise price of options granted under the 1996 plan, which were issued in 1996, is $2.625. The maximum number of options that could be issued under the 1996 plan was 338,490, all of which were issued. In 1997, Farmer Mac adopted a new stock option plan for all employees and directors, the terms of which are generally the same as for the 1996 plan, except that options issued to directors since June 1, 1998, if not exercised, will expire five years from the date of grant. Of the 3,750,000 shares authorized to be issued under the 1997 plan, 1,425,869 have been issued, net of cancellations. Options granted during 2001 have exercise prices ranging from $26.20 to $34.91 per share. As of December 31, 2001, 1,110,255 options were outstanding under the 1997 plan. For all stock options granted under all three of the Corporation's plans, the exercise price was equal to the fair market value of the Class C Stock on, or immediately preceding, the grant date.

The following table summarizes stock option activity for 2001 and 2000:

	2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	1,529,800	$13.39	1,354,975	$11.81
Granted	278,411	31.17	472,071	15.33
Exercised	(382,588)	10.60	(196,991)	3.88
Canceled	(33,740)	17.77	(100,255)	19.86
Outstanding, end of year	1,391,883	$17.61	1,529,800	$13.39
Options exercisable at year end	1,079,052		1,110,484	

The following table summarizes information regarding options outstanding as of December 31, 2001:

	Options Outstanding		Options Exercisable
Exercise Price	Number of Shares	Weighted-Average Remaining Contractual Life	Number of Shares
$ 2.19	90,000	1.5 years	90,000
2.63	165,087	4.4 years	165,087
11.83	72,312	5.4 years	72,312
12.67	1,200	6.7 years	1,200
12.92	4,050	5.6 years	4,050
15.13	340,881	8.4 years	227,254
16.38	27,008	8.7 years	18,005
18.13	5,000	8.8 years	3,333
18.25	3,300	5.8 years	3,300
19.38	20,213	7.7 years	20,213
20.00	143,886	6.4 years	143,886
21.19	3,000	8.9 years	1,500
22.08	237,495	7.4 years	237,495
22.38	2,000	8.9 years	1,000
22.94	1,500	7.6 years	1,500
26.20	2,000	9.1 years	—
26.92	500	9.3 years	—
27.75	3,000	9.0 years	—
31.02	4,627	9.4 years	1,542
31.20	8,750	9.7 years	2,917
31.24	253,374	9.4 years	84,458
31.50	1,500	9.4 years	—
34.90	1,000	9.7 years	—
34.91	200	9.7 years	—
	1,391,883		1,079,052

Farmer Mac uses the intrinsic value method of accounting for employee stock options pursuant to Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation.* Accordingly, no compensation expense was recognized in 2001, 2000 and 1999 for employee stock option plans. Had Farmer Mac elected to use the fair value method of accounting for employee stock options, net income and earnings per share for the years ended December 31, 2001, 2000 and 1999 would have been reduced to the pro forma amounts indicated in the following table:

	2001		2000		1999	
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
	(in thousands, except per share amounts)					
Net income	$16,280	$14,195	$10,437	$8,570	$6,921	$4,132
Earnings per share:						
Basic net earnings	$ 1.44	$ 1.25	$ 0.94	$ 0.77	$ 0.64	$ 0.38
Diluted net earnings	$ 1.38	$ 1.21	$ 0.92	$ 0.76	$ 0.62	$ 0.37

The weighted-average fair values of options granted in 2001, 2000 and 1999 were $11.61, $6.13 and $11.24, respectively. The fair values were estimated using the Black-Scholes option-pricing model based on the following assumptions:

	2001	2000	1999
Risk-free interest rate	5.4%	6.3%	5.7%
Expected years until exercise	5 years	5 years	5 years
Expected stock volatility	47.1%	42.7%	48.1%
Dividend yield	0.0%	0.0%	0.0%

Restricted Stock

In addition to stock options, the Corporation may issue restricted stock to employees. Restricted stock entitles participants to all the rights of a stockholder, except that some of the shares awarded are subject to forfeiture if the participant is not employed by Farmer Mac at the end of the restriction period and other shares are not subject to forfeiture but may not be disposed of by the participant during the restriction period. The vesting or restriction period is usually one to two years. The value of restricted stock granted to employees is amortized over the vesting period. During 2001 and 2000, 28,602 and 49,374 shares of restricted stock, respectively, were granted, resulting in compensation expense of $1.2 million and $750,000 being recognized during the respective years.

9. Income Taxes

The components of the provision for federal income taxes for the years ended December 31, 2001, 2000 and 1999 were as follows:

	2001	2000	1999
		(in thousands)	
Current	$10,669	$ 7,602	$ 4,860
Deferred	(2,250)	(1,853)	(1,190)
	$ 8,419	$ 5,749	$ 3,670

A reconciliation of tax at the statutory federal tax rate to the income tax provision for the years ended December 31, 2001, 2000 and 1999 is as follows:

	2001	2000	1999
		(in thousands)	
Tax expense at statutory rate	$8,899	$5,665	$3,601
Effect of non-taxable dividend income	(386)	—	—
Other	(94)	84	69
Income tax expense	$8,419	$5,749	$3,670
Statutory tax rate	35.0%	35.0%	34.0%
Effective tax rate	33.1%	35.5%	34.7%

Components of the deferred tax assets and liabilities as of December 31, 2001 and 2000 were as follows:

	2001	2000
	(in thousands)	
Deferred tax asset:		
Reserve for losses on Guaranteed Securities	$ 5,639	$ 4,020
Unrealized loss on financial derivatives designated as cash flow hedges	8,532	—
Other	848	217
Total deferred tax asset	15,019	4,237
Deferred tax liability:		
Unrealized gain on available-for-sale securities	13,153	17,329
Total deferred tax liability	13,153	17,329
Net deferred tax asset/(liability)	$ 1,866	$(13,092)

A valuation allowance is required to reduce the net deferred tax asset to an amount that is more likely than not to be realized. No valuation allowance was considered necessary as of December 31, 2001 and 2000.

10. Employee Benefits

On December 28, 1989, Farmer Mac adopted a defined contribution retirement plan for all of its employees. Through 2001, Farmer Mac contributed 13.2 percent of the lesser of an individual's gross salary or $170,000, plus 5.7 percent of the difference between (1) the lesser of the gross salary or $170,000 and (2) the Social Security Taxable Wage Base. The Economic Growth and Tax Relief Reconciliation Act of 2001 increased the $170,000 to $200,000, adjusted for inflation, beginning in 2002. Employees in service prior to December 7, 2000 are fully vested in contributions made to the plan after they have been employed by Farmer Mac for two years. Employees beginning service after December 7, 2000 are fully vested after they have been employed for three years. Pension expense for the years ended December 31, 2001, 2000 and 1999 was $376,000, $327,000 and $358,000, respectively.

11. Off-Balance Sheet Guarantees, Commitments, Concentrations of Credit Risk and Contingencies

Farmer Mac is a party to agreements involving off-balance sheet risk. These agreements include Farmer Mac guarantees and commitments to purchase and sell loans. Farmer Mac uses these agreements in the normal course of business to fulfill its statutory purpose of increasing liquidity for agricultural and rural residential mortgage lenders.

FARMER MAC GUARANTEES. As of December 31, 2001 and 2000, the balance of outstanding guarantees, excluding Farmer Mac Guaranteed Securities held in the Corporation's portfolio, was as follows:

	2001	2000
	(in thousands)	
Farmer Mac I:		
Post-1996 Act guarantees:		
AMBS	$ 366,749	$ 542,697
LTSPC	1,884,260	862,804
Total Post-1996 Act guarantees	2,251,009	1,405,501
Pre-1996 Act guarantees	461	2,324
Total Farmer Mac I	2,251,470	1,407,825
Farmer Mac II Securities	78,409	90,204
Total Farmer Mac I and II	$2,329,879	$1,498,029

AMBS represent guaranteed securities issued after the 1996 Act and for which Farmer Mac assumes 100 percent of the credit risk. An LTSPC is a long-term guarantee arrangement (similar to a swap transaction) in which the recipient of the standby commitment segregates a pool of loans in its portfolio and pays Farmer Mac an annual fee approximating the usual guarantee fee on the outstanding balance of the loans, in return for Farmer Mac's assumption of the credit risk on those loans. The credit risk related to LTSPCs is the same as that of a swap or AMBS. Pre-1996 Act guarantees include securities issued prior to the 1996 Act. These securities are supported by an unguaranteed subordinated interest that was equal to 10 percent of the initial balance of the loans underlying the securities at issuance. Farmer Mac's guarantee on Farmer Mac II Securities is covered by the "full faith and credit" of the United States by virtue of the USDA guarantee of the principal and interest on all Guaranteed Portions. For more information about Farmer Mac's credit risk related to off-balance sheet guaranteed securities, see Note 2(i) and Note 7.

COMMITMENTS. Farmer Mac enters into mandatory and optional delivery commitments to purchase loans. Most loan purchase commitments entered into by Farmer Mac are mandatory commitments, which means the Seller must pay a fee to extend or cancel the commitment. All optional loan purchase commitments are sold forward under optional loan sale commitments that allow Farmer Mac to cancel the loan sale commitment without penalty should the Seller fail to deliver under the optional loan purchase commitment. As of December 31, 2001, commitments to purchase Farmer Mac I and II loans totaled $21.1 million, of which $4.7 million were optional commitments. Outstanding loan purchase commitments as of December 31, 2000 totaled $13.5 million, of which $5.4 million were optional commitments.

Farmer Mac is exposed to interest-rate risk from the time it commits to purchase a loan to the time it either: (a) sells AMBS backed by the loan or (b) issues debt to retain the loan in its portfolio. There were no commitments to sell AMBS as of December 31, 2001 and $5.7 million was committed as of December 31, 2000. Farmer Mac manages the interest-rate risk related to loans not yet sold or funded as a retained investment through the use of forward sale contracts involving GSE debt and mortgage-backed securities and futures contracts involving U.S. Treasury securities. See Note 5 for information regarding financial derivatives.

Concentrations of Credit Risk

The following table sets forth the geographic and commodity diversification, as well as the range of loan-to-value ratios, for all Farmer Mac I Qualified Loans as of December 31, 2001 and 2000:

	2001			2000		
	Post-1996 Act Guarantees	Pre-1996 Act Guarantees	Total	Post-1996 Act Guarantees	Pre-1996 Act Guarantees	Total
			(in thousands)			
By geographic region[(1)]:						
Northwest	$1,100,423	$10,973	$1,111,396	$ 827,456	$16,939	$ 844,395
Southwest	1,489,882	23,622	1,513,504	1,017,615	35,877	1,053,492
Mid-North	423,044	9,433	432,477	398,402	13,954	412,356
Mid-South	136,623	5,516	142,139	115,337	12,668	128,005
Northeast	196,267	2,862	199,129	89,583	4,005	93,588
Southeast	163,009	4,001	167,010	84,164	11,291	95,455
Total	$3,509,248	$56,407	$3,565,655	$2,532,557	$94,734	$2,627,291
By commodity:						
Crops	$1,615,529	$33,627	$1,649,156	$1,262,009	$58,743	$1,320,752
Livestock	672,364	6,779	679,143	466,226	12,809	479,035
Permanent plantings	1,061,209	16,001	1,077,210	692,863	23,182	716,045
Part-time farms	160,146	—	160,146	111,459	—	111,459
Total	$3,509,248	$56,407	$3,565,655	$2,532,557	$94,734	$2,627,291
By loan-to-value:						
0.00% to 40.00%	$ 899,226	$ 5,869	$ 905,095	$ 586,299	$11,518	$ 597,817
40.01% to 50.00%	753,382	7,771	761,153	544,429	16,211	560,640
50.01% to 60.00%	898,810	22,666	921,476	625,057	30,802	655,859
60.01% to 70.00%	859,084	17,394	876,478	669,737	31,429	701,166
70.01% to 80.00%	84,476	2,707	87,183	95,065	4,774	99,839
80.01% to 90.00%	14,270	—	14,270	11,970	—	11,970
Total	$3,509,248	$56,407	$3,565,655	$2,532,557	$94,734	$2,627,291

(1) Geographic regions: Mid-North (IA, IL, IN, MI, MN, MO, WI); Mid-South (KS, OK, TX); Northeast (CT, DE, KY, MA, MD, ME, NC, NH, NJ, NY, OH, PA, RI, TN, VA, VT, WV); Northwest (ID, MT, ND, NE, OR, SD, WA, WY); Southeast (AL, AR, FL, GA, LA, MS, SC); Southwest (AZ, CA, CO, HI, NM, MV, UT).

Loan-to-value ratios are based on collateral values at origination of the loan. Current loan-to-value ratios may be higher or lower than the original loan-to-value ratios.

12. Fair Value Disclosures

The following table sets forth the estimated fair values and the carrying values for financial assets and liabilities as of December 31, 2001 and 2000. Significant estimates, assumptions and present value calculations are used for the following disclosure, resulting in a high degree of subjectivity in the indicated fair values. Accordingly, these estimated fair values are not necessarily indicative of what Farmer Mac would realize in an actual sale or purchase.

	2001		2000	
	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount
	(in thousands)			
Financial assets:				
Cash and cash equivalents	$ 437,831	$ 437,831	$ 537,871	$ 537,871
Investment securities	1,007,691	1,007,954	837,940	836,757
Farmer Mac Guaranteed Securities	1,724,697	1,690,376	1,699,565	1,679,993
Loans	204,496	201,812	30,555	30,279
Financial derivatives	15	15	—	—
Off-balance sheet items in a gain position:				
Commitments to purchase loans	—	—	388	—
Interest-rate contracts	—	—	554	—
Financial liabilities:				
Notes and bonds payable:				
Due within one year	2,234,240	2,233,267	2,204,846	2,141,548
Due after one year	1,020,989	968,463	797,983	827,635
Financial derivatives	20,762	20,762	—	—
Off-balance sheet items in a loss position:				
Commitments to sell GSE debt securities	—	—	253	—
Interest-rate contracts	—	—	18,416	—

The estimated fair values for Farmer Mac's financial derivatives are calculated by generating multiple paths for future interest rates. The estimated fair value calculations for Farmer Mac Guaranteed Securities, loans, interest-rate contracts and notes payable use a Monte Carlo simulation model to forecast the expected interest rates for each respective instrument. These forecasted interest rates are then used to discount the projected cash flows of each instrument to derive the estimated fair value. For cash and cash equivalents, the carrying amount approximates fair value. For investment securities, futures contracts and commitments to purchase and sell GSE debt and mortgage-backed securities, fair value is based on quoted market prices.

13. Quarterly Financial Information (Unaudited)

	2001 Quarter Ended				2000 Quarter Ended			
	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
	(dollars in thousands, except per share amounts)							
Interest income	$39,253	$45,160	$46,369	$50,431	$52,567	$51,017	$46,944	$44,892
Interest expense	32,056	37,292	39,947	44,978	48,061	46,685	42,700	40,276
Net interest income	7,197	7,868	6,422	5,453	4,506	4,332	4,244	4,616
Guarantee fee income	4,534	4,177	3,669	3,428	3,368	2,972	2,755	2,582
Gains/(losses) on derivatives	317	(295)	(159)	(589)	—	—	—	—
Miscellaneous	140	137	116	166	149	78	(10)	182
Total revenues	12,188	11,887	10,048	8,458	8,023	7,382	6,989	7,380
Expenses	4,420	4,504	4,242	3,988	3,564	3,143	3,834	3,725
Income before income taxes	7,768	7,383	5,806	4,470	4,459	4,239	3,155	3,655
Income tax expense	2,287	2,455	2,091	1,588	1,586	1,505	1,362	1,297
Cumulative effect of change in accounting principles	—	—	—	(726)	—	—	—	—
Net income	$ 5,481	$ 4,928	$ 3,715	$ 2,156	$ 2,873	$ 2,734	$ 1,793	$ 2,358
Earnings per share:								
Basic net earnings	$ 0.48	$ 0.43	$ 0.33	$ 0.19	$ 0.26	$ 0.25	$ 0.22	$ 0.22
Diluted net earnings	$ 0.46	$ 0.41	$ 0.32	$ 0.18	$ 0.25	$ 0.24	$ 0.22	$ 0.21
Earnings per share before cumulative effect of change in accounting principles:								
Basic net earnings	$ 0.48	$ 0.43	$ 0.33	$ 0.26	$ 0.26	$ 0.25	$ 0.22	$ 0.22
Diluted net earnings	$ 0.46	$ 0.41	$ 0.32	$ 0.25	$ 0.25	$ 0.24	$ 0.22	$ 0.21

Corporate Information

Corporate Headquarters

1133 Twenty-First Street, NW
Suite 600
Washington, DC 20036
Phone: (202) 872-7700 or
(800) 879-FARM
Fax: (202) 872-7713
Website: http://www.farmermac.com

Annual Meeting of Stockholders

Thursday, June 6, 2002
9:00 a.m.
Embassy Suites Hotel
1250 22nd Street, NW
Washington, DC 20037

Formal notice of the meeting, the proxy statement and the proxy card are being mailed to each stockholder of record entitled to vote at the meeting simultaneously with the mailing of this Annual Report.

Transfer Agent and Registrar

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219
Phone: (800) 937-5449
Website: http://www.amstock.com

Form 10-K

Stockholders may obtain, without charge, a copy of Farmer Mac's 2001 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, from Farmer Mac's Website or by contacting Farmer Mac's Corporate Secretary, Jerome G. Oslick, at Farmer Mac's Corporate Headquarters.

Independent Auditors

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, VA 22102-4219



FARMERMAC

1133 Twenty-First Street, NW • Suite 600 • Washington, DC 20036